                                                           File Number XXX-XXXXX

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM S-6



            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                      MINNESOTA LIFE VARIABLE LIFE ACCOUNT
                      ------------------------------------
                                 (Name of Trust)


                        Minnesota Life Insurance Company
                        --------------------------------
                                   (Depositor)


            400 Robert Street North, St. Paul, Minnesota  55101-2098
            --------------------------------------------------------
                   (Depositor's Principal Executive Offices)


                               Dennis E. Prohofsky
              Senior Vice President, General Counsel and Secretary
                        Minnesota Life Insurance Company
                             400 Robert Street North
                        St. Paul, Minnesota  55101-2098
                        -------------------------------
                               (Agent for Service)

                                    Copy to:
                             J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
               1025 Thomas Jefferson Street, N.W., Suite 410 East
                             Washington, D.C. 20007


TITLE OF SECURITIES BEING REGISTERED:

                  Variable Adjustable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 MINNESOTA LIFE
                              VARIABLE LIFE ACCOUNT

                                       OF

                        MINNESOTA LIFE INSURANCE COMPANY

                            CROSS REFERENCE TO ITEMS
                            REQUIRED BY FORM N-8B-2

N-8B-2 Item    Caption in Prospectus
-----------    ---------------------

   1.          Cover Page

   2. Cover Page; General Descriptions, Minnesota Life Insurance Company, Variable Life Account

   3.          Not Applicable

   4.          Distribution of Policies

   5.          General Descriptions, Variable Life Account

   6.          General Descriptions, Variable Life Account

   7.          Not Applicable

   8.          Not Applicable

   9.          Legal Proceedings

   10. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy; Policy Charges; Voting Rights

   11. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy; General Descriptions, Advantus Series Fund, Inc.

   12. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy; General Descriptions, Advantus Series Fund, Inc.

   13. Detailed Information About the Variable Adjustable Life Insurance Policy; Policy Charges

   14. Detailed Information About the Variable Adjustable Life Insurance Policy, Adjustable Life Insurance; Applications and Policy Issue

   15. Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Premiums

   16.         Not Applicable

   17. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy

   18. Advantus Series Fund, Inc. and Class 2 of the Templeton Developing Markets Fund

   19.         Voting Rights

   20.         Not Applicable

   21.         Not Applicable

   22.         Not Applicable

   23.         Not Applicable

   24.         Not Applicable

   25.         General Descriptions, Minnesota Life Insurance Company

   26.         Not Applicable

   27.         General Descriptions, Minnesota Life Insurance Company

   28.         Directors and Principal Officers of Minnesota Life

   29.         General Descriptions, Minnesota Life Insurance Company

   30.         Not Applicable

   31.         Not Applicable

   32.         Not Applicable

   33.         Not Applicable

   34.         Not Applicable

   35.         General Descriptions, Minnesota Life Insurance Company

   36.         Not Applicable

   37.         Not Applicable

   38.         Distribution of Policies

   39.         Distribution of Policies

   40.         Not Applicable

   41.         Distribution of Policies

   42.         Not Applicable

   43.         Not Applicable

   44. Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Values

   45.         Not Applicable

   46. Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Loans, Surrender

   47.         Not Applicable

   48.         Not Applicable

   49.         Not Applicable

   50.         General Descriptions, Variable Life Account

   51. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Charges

   52. Summary; General Descriptions, Variable Life Account; Advantus Series Fund, Inc.

   53.         Federal Tax Status

   54.         Not Applicable

   55.         Not Applicable

   56.         Not Applicable

   57.         Not Applicable

   58.         Not Applicable

   59.         Financial Statements

                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS

  Prospectus

   Variable Adjustable Life
           Insurance Policy






[LOGO APPEARS HERE]
This prospectus describes a Variable Adjustable Life Insurance Policy issued by Minnesota Life Insurance Company ("Minnesota Life").

The Policy may be adjusted, within described limits, as to face amount, premium amount and the plan of insurance.

Variable Adjustable Life policy values may be invested in our separate account called the Variable Life Account. Policy values may also be invested in a general account option. The actual cash value of each Policy will vary with the investment experience of these options.

The Variable Life Account invests its assets in shares of Advantus Series Fund, Inc. and Class 2 of the Templeton Developing Markets Fund, a series of Templeton Variable Products Series Fund (the "Funds"). The Portfolios of the Funds available to the Variable Life Account are:

 . Growth                . Value Stock
 . Bond                  . Small Company Value
 . Money Market          . Global Bond
 . Asset Allocation      . Index 400 Mid-Cap
 . Mortgage Securities   . Macro-Cap Value
 . Index 500             . Micro-Cap Growth
 . Capital Appreciation  . Real Estate Securities
 . International Stock   . Templeton Developing Markets Fund
 . Small Company Growth

This prospectus must be accompanied by the current prospectuses of the Funds. You should read the prospectus carefully and retain it for future reference.

The Policy has not been approved or disapproved by the SEC. Neither the SEC nor any state has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Minnesota Life Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101-2098
Ph 651/665-3500
http://www.minnesotamutual.com

   Dated:

             Table of Contents

                                                                            Page
Summary....................................................................   1
Condensed Financial Information............................................   6
General Descriptions
  Minnesota Life Insurance Company.........................................   8
  Variable Life Account....................................................   8
  Advantus Series Fund, Inc................................................   8
  Templeton Variable Products Series Fund..................................   9
  Additions, Deletions or Substitutions....................................   9
  Selection of Sub-Accounts................................................  10
  The Guaranteed Principal Account.........................................  10
Detailed Information about the Variable Adjustable Life Insurance Policy
  Adjustable Life Insurance................................................  11
  Policy Adjustments.......................................................  12
  Restrictions on Adjustments..............................................  13
  Applications and Policy Issue............................................  14
  Policy Premiums..........................................................  15
  Actual Cash Value........................................................  18
  Death Benefit Options....................................................  20
  Policy Loans.............................................................  21
  Surrender................................................................  22
  Free Look................................................................  23
  Policy Charges...........................................................  23
  Other Policy Provisions..................................................  25
  Additional Benefits......................................................  27
Other Matters
  Federal Tax Status.......................................................  28
  Directors and Principal Officers of Minnesota Life.......................  31
  Voting Rights............................................................  31
  Distribution of Policies.................................................  32
  Legal Matters............................................................  33
  Legal Proceedings........................................................  33
  Experts..................................................................  33
  Registration Statement...................................................  33
Special Terms..............................................................  34
Financial Statements of Minnesota Life Variable Life Account...............
Financial Statements of Minnesota Life Insurance Company...................
Appendix A--Illustrations of Policy Values, Death Benefits and Premiums.... A-1
Appendix B--How Premium Becomes Cash Value................................. B-1
Appendix C--Illustration of Death Benefit Calculation...................... C-1
Appendix D--Example of Sales Charge and Additional Face Amount Charge
 Computation............................................................... D-1
Appendix E--Average Annual Returns......................................... E-1
Appendix F--S&P 500 Performance History.................................... F-1
Appendix G--Range of Returns............................................... G-1

                                                           Summary
   The following summary is designed to answer certain general questions concerning the Policy and to give you a brief overview of the more significant Policy features. This is not a comprehensive summary. You should review the information contained elsewhere in this prospectus. You should also refer to the "Special Terms" section for the definition of unfamiliar terms.

What is a Variable Adjustable Life Insurance Policy?
   The Variable Adjustable Life Insurance Policy (the "Policy") described in this prospectus combines a guaranteed plan of insurance, flexible administrative procedures and significant and useful market sensitive investment features. The Policy is called VAL Horizon.

What is the guaranteed plan of insurance?
   For any given level of premium, face amount and death benefit option, we guarantee a specific plan of insurance. The plan of insurance is the period during which insurance coverage is guaranteed and the period during which you must pay premiums to maintain that guarantee. These two periods are not always the same. For example, the Policy could have guaranteed insurance coverage for 40 years, with premiums payable for 7 years; or insurance coverage for life, with premiums payable for 30 years.

What makes the Policy "Adjustable"?
   The Policy is termed "Adjustable" because it allows you the flexibility to tailor the Policy to your needs at issue and thereafter to change or "adjust" your Policy as your insurance needs change.

   Within very broad limits, including those designed to assure that the Policy qualifies as life insurance for tax purposes, you may choose the level of premium you wish to pay, the face amount and the death benefit option that you need. Based on these three factors, we will calculate the guaranteed plan of insurance.

   The maximum plan of insurance available is one where the Policy becomes paid-up after the payment of five annual premiums. A Policy becomes paid-up when its policy value is such that no further premiums are required to guarantee the face amount and the death benefit option for the life of the insured, provided there is no policy indebtedness.

   The minimum plan of insurance that we offer at original issue is a plan that provides guaranteed insurance coverage for ten years with premiums payable for ten years. If the insured's age at original issue is over 45, the minimum plan of insurance will be less than ten years, as described in the table below:

                                                                  Minimum Plan
  Issue Age                                                        (in years)
  ---------                                                       ------------
     46                                                               9
     47                                                               8
     48                                                               7
     49                                                               6
     50                                                               5
     51                                                               4
52 or greater                                                         3

   A protection plan of insurance guarantees insurance coverage and a scheduled premium level, for a specified number of years, always less than for whole life. A protection plan requires the lowest initial level of premiums and offers the most insurance protection with the lowest investment element.

   At high premium levels, the period of premium payments may be limited to satisfy the requirements of the Internal Revenue Code to qualify as life insurance. The result will be a protection plan that guarantees coverage beyond the premium paying period.

   A protection plan of insurance may reach the end of the period of guaranteed insurance coverage before the Policy becomes paid up. At that time, we will calculate a new plan of insurance, using the policy value along with the current premium, face amount and death benefit option. If these factors are not sufficient to guarantee coverage for a least one year, you may adjust the Policy to ensure that coverage continues.

   For any given face amount and death benefit option, you may select a premium that results in a plan that falls anywhere between the minimum protection plan and the maximum whole life plan. In general, the higher the premium you pay, the greater will be your cash value accumulation at any given time and therefore, for whole life plans, the shorter the period during which you need to pay premiums before your Policy becomes paid-up.

  The flexibility described above with respect to designing your Policy to suit your needs at issue continues throughout the time the Policy remains in force by virtue of its adjustability features. As your needs and personal circumstances change over the years, you may change, subject to the limitations described herein, the premium, face amount and death benefit option, and thus the plan of insurance.

  Some limitations do apply to policy adjustments, and these limitations are more fully described in this prospectus. See the heading "Policy Adjustments" in this prospectus on page 12.

What makes the Policy "Variable"?
  Traditional whole life and universal life contracts provide for accumulations of contract values at fixed rates determined by the insurance company. Variable Adjustable Life policy values may be invested at your direction in a separate account of ours called the Minnesota Life Variable Life Account ("Variable Life Account") or in a Minnesota Life general account option. The sub-accounts of the Variable Life Account invest in corresponding Portfolios of the Advantus Series Fund, Inc. or in Class 2 of the Templeton Developing Markets Fund (the "Funds"). Such investment enables you to obtain market rates of return.

  The actual cash value of the Policy, to the extent invested in sub-accounts of the Variable Life Account, will vary with the investment experience of the sub-accounts you select. These have no guaranteed minimum value. Therefore, you bear the risk that adverse investment performance may depreciate your investment in the Policy. At the same time, the Policy offers you the opportunity to have your actual cash value appreciate more rapidly than it would under comparable fixed benefit contracts by virtue of favorable investment performance. In addition, under some Policies, the death benefit will also increase and decrease (but not below the guaranteed face amount) with investment experience.

  Those seeking the traditional insurance protections where the cash value is guaranteed may allocate premiums to the guaranteed principal account. The guaranteed principal account is a general account option with a guaranteed accumulation at a fixed rate of interest. While it is more fully described in the Policy, additional information on this option may be found under the heading "The Guaranteed Principal Account" in this prospectus on page 10.

What variable investment options are available?
  The Variable Life Account invests in Portfolios of the Funds. These offer policy owners the opportunity to invest in stocks, bonds, mortgage securities and money market instruments. The available Portfolios are:

 .  Growth
 .  Bond
 .  Money Market
 .  Asset Allocation
 .  Mortgage Securities
 .  Index 500
 .  Capital Appreciation
 .  International Stock
 .  Small Company Growth
 .  Value Stock
 .  Small Company Value
 .  Global Bond
 .  Index 400 Mid-Cap
 .  Macro-Cap Value
 .  Micro-Cap Growth
 .  Real Estate Securities Portfolios
 .  Templeton Developing Markets Fund, Class 2

  The Portfolios have different investment objectives and different levels of risk. There is no assurance that any Portfolio will meet its objectives. Additional information concerning the investment objectives, policies and risks of the Portfolios can be found in the current prospectuses for the Funds, which are attached to this prospectus.

How do you allocate your net premiums?
  In your initial policy application, you indicate how you want your net premiums allocated among the guaranteed principal account and the sub-accounts of the Variable Life Account. All future net premiums will be allocated in the same proportion until we receive your request to change the allocation. You may also request to transfer amounts from one sub-account to another.

What death benefit options are offered under the Policy?
   The Policy provides two death benefit options: the Cash Option and the Protection Option. Your choice will depend on which option best fits your need.

   The Cash Option provides a fixed death benefit equal to the guaranteed face amount. Favorable non-guaranteed elements, including investment returns, will be reflected in increased actual cash values. The death benefit will vary only if necessary to satisfy the definition of life insurance.

   The Protection Option provides a variable death benefit equal to the guaranteed face amount plus the policy value. Favorable non-guaranteed elements, including investment returns, will be reflected both in increased life insurance coverage and increased actual cash values.

What charges are associated with the Policy?
   We assess certain charges from each premium payment, from policy values and from the amounts held in the Variable Life Account. All of these charges, which are largely designed to cover our expenses in providing insurance protection and in distributing and administering the Policies, are fully described under the heading "Policy Charges" in this prospectus on page 23. Because of the significance of these charges in early policy years, prospective purchasers should purchase a Policy only if they intend to and have the financial capacity to keep it in force for a substantial period.

   Charges for substandard risks and charges for additional benefits are deducted from the premium to calculate the base premium. Charges for substandard risks include both table ratings and cash extra charges. Charges for substandard risks compensate us for providing the death benefit for policies whose mortality risks exceed the standard.

   Against first year base premiums we deduct a Sales Charge of up to 44 percent and an Additional Face Amount Charge of up to $5 per $1,000 of face amount. We also deduct from each base premium a Premium Charge of 6 percent.

   Non-repeating premiums are currently subject only to a Premium Charge of 3 percent.

   Against the actual cash value of a Policy we deduct a Monthly Policy Charge of $8 plus $.02 per $1,000 of face amount, a transaction charge for each Policy adjustment and a Monthly Cost of Insurance Charge.

   Against the assets held in the Variable Life Account we deduct Mortality and Expense Risk charges at an annual rate of .50%.

   Advisory fees and other fund expenses are deducted from the Funds as shown in the chart below; the 1998 respective advisory fee and fund expense are a percent of average daily net assets for each portfolio.

                                         Advisory       Other Net Fund
            Portfolio Name                 Fee            Expenses*          Total
            --------------               --------       --------------       -----
  Advantus Series Fund, Inc.:
  Growth                                   0.50%             0.03%           0.53%
  Bond                                     0.50              0.05            0.55
  Money Market                             0.50              0.08            0.58
  Asset Allocation                         0.50              0.03            0.53
  Mortgage Securities                      0.50              0.07            0.57
  Index 500                                0.40              0.04            0.44
  Capital Appreciation                     0.75              0.03            0.78
  International Stock                      0.70              0.24            0.94
  Small Company Growth                     0.75              0.04            0.79
  Value Stock                              0.75              0.04            0.79
  Small Company Value                      0.75              0.15            0.90
  Global Bond                              0.60              0.53            1.13
  Index 400 Mid-Cap                        0.40              0.15            0.55
  Macro-Cap Value                          0.70              0.15            0.85
  Micro-Cap Growth                         1.10              0.15            1.25
  Real Estate Securities                   0.75              0.15            0.90
  Templeton Variable Product Series:
  Developing Markets Fund                  1.25              0.66            1.91
  Class 2
  Average                                  0.67              0.15            0.82

(*)   Minnesota Life voluntarily absorbed certain expenses of the Small Company
     Value, Index 400 Mid-Cap, Macro-Cap Value, Micro-Cap Growth, and Real Estate Securities Portfolios for the period ended December 31, 1998. If these Portfolios had been charged for expenses, the ratio of expenses to average daily net assets would have been 1.83%, 1.36%, 2.53%, 2.10%, and 1.90%, respectively. For these Portfolios, it is Minnesota Life's intention to waive fund expenses during the current fiscal year which exceed, as a percentage of average daily net assets, .15%. Minnesota Life also reserves the option to reduce the level of other expenses which it will voluntarily absorb.

  Advantus Capital Management, Inc., one of our subsidiaries, acts as the investment adviser to Advantus Series Fund. The advisory fee of the fund manager and the other fund expenses are reflected in the value of the fund shares held in the corresponding sub-account of the Variable Life Account. For more information, see the prospectus of Advantus Series Fund, Inc. which is attached to this prospectus.

  The Templeton Developing Markets Fund pays the following annual fees and expenses:

 .  investment adviser management fees -- 1.25 percent
 .  Rule 12b-1 plan fees -- .25 percent
 .  other fund expenses -- .41 percent

  For more information, see the Templeton Fund's prospectus.

                           SUMMARY OF POLICY CHARGES

                                        Rate              Charged Against
                                        ----              ---------------
Base Premium
Premium Charge                   6.0%                All base premiums
Sales Charge                     up to 44%           First-year base premiums
Additional Face Amount Charge    up to $5/$1000      First-year base premiums
Non-Repeating Premium
Premium Charge                   3.0%                All non-repeating Premiums
Actual Cash Value Charges
Monthly Policy Charge            $8.00 + $0.02/$1000 Actual cash value
Cost Of Insurance Charge         varies by policy    Actual cash value
Transaction Charge               up to $25.00        Actual cash value
Separate Account Charges
Mortality & Expense Risk Charge  0.50% annual rate   Average daily net assets
Fund Charges
Advisory Fee                     varies by fund      Average daily net assets
Other Fund Fees                  varies by fund      Average daily net assets

Are the benefits under a Policy subject to Federal income tax?
  With respect to a Policy issued on the basis of a standard premium class, we believe that it should qualify as a life insurance contract for Federal income tax purposes. With respect to a Policy issued on a substandard basis, it is not clear whether or not such a Policy would qualify as a life insurance contract for Federal tax purposes. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, the benefits under Policies described in this prospectus should receive the same tax treatment under the Internal Revenue Code of 1986 as benefits under traditional fixed benefit life insurance policies. Thus, death proceeds payable under variable life insurance policies should be excludable from the beneficiary's gross income for Federal income tax purposes. We also believe that you should not be in constructive receipt of the cash values of your Policy until actual distribution. See the heading "Federal Tax Status" in this prospectus on page 28.

  You should note, however, that the tax treatment described above relating to distributions is available only for policies not described as "modified endowment contracts." Policies described as modified endowment contracts are treated as life insurance with respect to the tax treatment of death proceeds and the tax-free inside build-up of yearly cash value increases. However, any amounts you receive, such as loans and amounts received from partial or total surrender of the contract will be subject to the same tax treatment as amounts received under an annuity. Annuity tax treatment includes the ten percent additional income tax imposed on the portion of any distribution that is included in income, except where the distribution or loan is made on or after the policy owner attains age 59 1/2, is attributable to the policy owner becoming disabled, or is part of a series of substantially equal periodic payments for the life of the policy owner or the joint lives of the policy owner and beneficiary.

   To determine whether a policy is a modified endowment contract and subject to this special tax treatment requires an examination of the premium paid in relation to the death benefit of the policy. A modified endowment contract results if the cumulative premiums during the first seven contract years exceed the sum of the net level premiums which would be paid under a seven-pay life policy. In addition, a policy which is subject to a material change will be treated as a new policy on the date that such a material change takes effect. At that time we determine whether such a policy meets the seven-pay standard by taking into account the previously existing cash surrender value. We will monitor your Policy to determine whether it may become a modified endowment contract.

How do you purchase a Policy?
   To be eligible to purchase a Policy the insured must be no more than age 90 and satisfy our underwriting standards. To purchase a Policy you must complete an application, provide us with evidence of insurability satisfactory to us and pay your first scheduled premium. See the heading "Applications and Policy Issue" in this prospectus on page 14.

   For a limited time after your Policy is delivered, you may return the Policy for a refund of all premium payments within the terms of its "free look" provision. See the heading "Free Look" in this prospectus on page 23.

Do you have access to your policy values?
   Yes. Your actual cash value is available to you during the insured's lifetime. You may use the actual cash value to provide retirement income, as collateral for a loan, to continue some insurance protection if you do not wish to continue paying premiums or to obtain cash by surrendering your Policy in full or in part.

   You may also borrow up to 90 percent of your policy value as a policy loan. These alternatives may be subject to conditions described in the Policy or in this prospectus under the heading "Actual Cash Value" on page 18 and certain transactions may have tax consequences as described under the heading "Federal Tax Status" on page 28.

             Condensed Financial Information

   The financial statements of Minnesota Life Insurance Company and of Minnesota Life Variable Life Account may be found elsewhere in this prospectus.

   The table below gives per unit information about the financial history of each sub-account from the inception of each to December 31, 1998. This information should be read in conjunction with the financial statements and related notes of Minnesota Life Variable Life Account included in this prospectus.

                                                           Year Ended December 31,
                   -------------------------------------------------------------------------------------------------------
                      1998       1997       1996       1995       1994       1993      1992      1991      1990     1989
                   ---------- ---------- ---------- ---------- ---------- ---------- --------- --------- --------- -------
 Growth Sub-Ac-
 count:
 Unit value at
 beginning of
 year                   $3.43      $2.59      $2.22      $1.79      $1.79      $1.72     $1.65     $1.23     $1.24   $0.99
 Unit value at
 end of year            $4.60      $3.43      $2.59      $2.22      $1.79      $1.79     $1.72     $1.65     $1.23   $1.24
 Number of units
 outstanding at
 end of year       22,653,190 19,284,419 16,176,371 12,822,494  9,964,217  6,671,352 3,703,167 1,251,845   511,276 257,995
 Bond Sub-Ac-
 count:
 Unit value at
 beginning of
 year                   $2.17      $1.99      $1.95      $1.63      $1.72      $1.57     $1.48     $1.26     $1.18   $1.06
 Unit value at
 end of year            $2.29      $2.17      $1.99      $1.95      $1.63      $1.72     $1.57     $1.48     $1.26   $1.18
 Number of units
 outstanding at
 end of year       13,380,650  9,679,443  7,366,222  5,340,539  3,659,230  2,240,344 1,281,711   654,954   484,684 247,525
 Money Market
 Sub-Account:
 Unit value at
 beginning of
 year                   $1.66      $1.58      $1.52      $1.45      $1.40      $1.37     $1.34     $1.27     $1.19   $1.10
 Unit value at
 end of year            $1.73      $1.66      $1.58      $1.52      $1.45      $1.40     $1.37     $1.34     $1.27   $1.19
 Number of units
 outstanding at
 end of year        5,915,721  4,323,601  4,082,791  3,509,791  2,920,337  1,849,721 1,167,590   536,680   341,717 141,494
 Asset Allocation
 Sub-
 Account:
 Unit value at
 beginning of
 year                   $2.96      $2.50      $2.23      $1.79      $1.83      $1.73     $1.62     $1.26     $1.22   $1.02
 Unit value at
 end of year            $3.64      $2.96      $2.50      $2.23      $1.79      $1.83     $1.73     $1.62     $1.26   $1.22
 Number of units
 outstanding at
 end of year       38,273,621 34,942,517 32,104,595 27,633,273 23,769,797 18,341,417 8,943,507 2,587,520 1,202,183 408,152
 Mortgage Securi-
 ties
 Sub-Account:
 Unit value at
 beginning of
 year                   $2.31      $2.13      $2.03      $1.73      $1.80      $1.66     $1.56     $1.35     $1.24   $1.10
 Unit value at
 end of year            $2.45      $2.31      $2.13      $2.03      $1.73      $1.80     $1.66     $1.56     $1.35   $1.24
 Number of units
 outstanding at
 end of year        5,351,168  4,464,617  4,175,648  3,616,256  3,250,971  2,419,453 1,471,984   555,964   241,631  95,633
 Index 500 Sub-
 Account:
 Unit value at
 beginning of
 year                   $3.86      $2.93      $2.42      $1.78      $1.77      $1.62     $1.51     $1.17     $1.23   $0.95
 Unit value at
 end of year            $4.92      $3.86      $2.93      $2.42      $1.78      $1.77     $1.62     $1.51     $1.17   $1.23
 Number of units
 outstanding at
 end of year       28,132,934 22,433,487 17,250,529 11,917,281  8,997,722  6,074,831 4,026,796 1,307,951   658,612 237,854
 Capital Appreci-
 ation
 Sub-Account:
 Unit value at
 beginning of
 year                   $3.82      $3.00      $2.56      $2.10      $2.06      $1.87     $1.79     $1.27     $1.30   $0.95
 Unit value at
 end of year            $4.98      $3.82      $3.00      $2.56      $2.10      $2.06     $1.87     $1.79     $1.27   $1.30
 Number of units
 outstanding at
 end of year       24,802,737 22,986,605 19,778,274 16,587,673 12,929,134  9,082,661 5,053,453 1,689,614   802,456 181,898

                                                            Year Ended December 31,
                           -----------------------------------------------------------------------------------------------------
                              1998          1997       1996       1995       1994         1993         1992       1991 1990 1989
                           ----------    ---------- ---------- ---------- ----------    ---------    ---------    ---- ---- ----
 International Stock Sub-
 Account:
 Unit value at beginning
 of
 year                           $1.99         $1.79      $1.50      $1.32      $1.33        $0.93        $1.00(a)
 Unit value at end of
 year                           $2.11         $1.99      $1.79      $1.50      $1.32        $1.33        $0.93
 Number of units out-
 standing at end of year   42,958,209    35,764,833 28,056,128 20,883,317 15,062,750    6,244,750    1,615,754
 Small Company Growth
 Sub-
 Account:
 Unit value at beginning
 of
 year                           $1.81         $1.69      $1.59      $1.21      $1.15        $1.00(b)
 Unit value at end of
 year                           $1.82         $1.81      $1.69      $1.59      $1.21        $1.15
 Number of units out-
 standing at end of year   33,912,334    27,207,371 19,918,050 13,089,758  7,074,933    1,261,521
 Value Stock Sub-Account:
 Unit value at beginning
 of
 year                           $2.15         $1.78      $1.37      $1.04      $1.00(c)
 Unit value at end of
 year                           $2.18         $2.15      $1.78      $1.37      $1.04
 Number of units out-
 standing at end of year   23,718,362    17,273,210  9,648,331  3,864,294    971,938
 Small Company Value Sub-
 Account:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $0.86
 Number of units out-
 standing at end of year      894,678
 Global Bond Sub-Account:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $1.12
 Number of units out-
 standing at end of year      293,075
 Index 400 Mid-Cap Sub-
 Account:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $1.05
 Number of units out-
 standing at end of year    1,020,446
 Macro-Cap Value Sub-Ac-
 count:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $1.06
 Number of units out-
 standing at end of year      823,503
 Micro-Cap Growth Sub-Ac-
 count:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $1.03
 Number of units out-
 standing at end of year      733,049
 Real Estate Securities
 Sub-Account:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $0.87
 Number of units out-
 standing at end of year      284,627
 Templeton Development
 Markets Sub-Account:
 Unit value at beginning
 of
 year                           $1.00(d)
 Unit value at end of
 year                           $0.86
 Number of units out-
 standing at end of year      778,238

(a) The information for the sub-account is shown for the period May 1, 1992 to December 31, 1992. May 1, 1992 was the effective date of the 1933 Act Registration.

(b) The information for the sub-account is shown for the period May 3, 1993 to December 31, 1993. May 3, 1993 was the effective date of the 1933 Act Registration.

(c) The information for the sub-account is shown for the period May 2, 1994 to December 31, 1994. May 2, 1994 was the effective date of the 1933 Act Registration.

(d) The information for the sub-account is shown for the period May 19, 1998, commencement of operations, to December 31, 1998.

             General Descriptions
Minnesota Life Insurance Company
  We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. On October 1, 1998, a plan of reorganization created a mutual insurance holding company named Minnesota Mutual Companies, Inc. Minnesota Mutual reorganized as a stock insurance company subsidiary of the new holding company and took the new name Minnesota Life. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (651) 665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.

Variable Life Account
  On October 21, 1985, our Board of Trustees established a separate account, called the Minnesota Life Variable Life Account, in accordance with certain provisions of the Minnesota insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Registration under the Act does not signify that the SEC supervises the management, or the investment practices or policies, of the Variable Life Account. The separate account meets the definition of a "separate account" under the federal securities laws.

  We are the legal owner of the assets in the Variable Life Account. The obligations to policy owners and beneficiaries arising under the Policies are general corporate obligations of Minnesota Life and thus our general assets back the Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the separate account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish.

  The Variable Life Account currently has seventeen sub-accounts to which you may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Funds.

Advantus Series Fund, Inc.
  The Variable Life Account currently invests in Advantus Series Fund, Inc., a mutual fund of the series type. Prior to May 1, 1997, the name of the Fund was "MIMLIC Series Fund, Inc." Advantus Series Fund is registered with the SEC as a diversified, open-end management investment company. Such registration does not signify that the SEC supervises the management, or the investment practices or policies, of the Fund. The Fund issues its shares, continually and without sales charge, only to us and certain of our separate accounts including the Variable Life Account. Shares are sold and redeemed at net asset value.

  Advantus Series Fund's investment adviser is Advantus Capital Management, Inc. ("Advantus Capital"). Advantus Capital is a wholly-owned subsidiary of Minnesota Life.

  While Advantus Capital acts as investment adviser to the Fund and its Portfolios, it has obtained an order from the SEC permitting it to act as a "manager of managers". Pursuant to the order, Advantus Capital may, for any portfolio, select one or more sub-advisers and adopt or amend an investment sub-advisory agreement without approval of the shareholders of the affected portfolio. In accordance with the order, Advantus Capital has retained the following sub-advisers:

 . Winslow Capital Management, Inc. for the Capital Appreciation Portfolio, . Templeton Investment Counsel, Inc. for the International Stock Portfolio,

 . J.P. Morgan Investment Management Inc. for the Macro-Cap Value Portfolio, . Wall Street Associates for the Micro-Cap Growth Portfolio, and
 .  Julius Baer Investment Management Inc. for the Global Bond Portfolio

   The Fund currently has nineteen investment Portfolios, sixteen of which are available to the Variable Life Account. A series of the Fund's common stock is issued for each Portfolio. The assets of each Portfolio are separate from the others and each has different investment objectives and policies. Therefore, each Portfolio operates as a separate investment fund and the investment performance of one has no effect on the investment performance of any other Portfolio.

   All dividends and capital gains distributions from the Portfolios are automatically reinvested in shares of that Portfolio at net asset value.

   For more information on the Fund and its Portfolios, see "Summary--What investment options are available?" in this prospectus and the prospectus of the Advantus Series Fund, Inc. which is attached to this prospectus.

Templeton Variable Products Series Fund
   In addition to the investments in Advantus Series Fund, the Variable Life Account invests in the Templeton Developing Markets Fund, Class 2, a diversified portfolio of the Templeton Variable Products Series Fund, a mutual fund of the series type.

   Class 2 of the Templeton Developing Markets Fund pays 0.25 percent of the average daily net assets annually under a distribution plan adopted under Rule 12b-1 under the 1940 Act. Amounts paid under the 12b-1 plan to us may be used for certain contract owner services or distribution activities.

   The investment adviser of Templeton Developing Markets Fund is Templeton Asset Management Ltd., a Singapore corporation. It is an indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). Through its subsidiaries, Franklin is engaged in the financial services industry. The Templeton organization has been investing globally since 1940 and, with its affiliates, provides investment management and advisory services to a worldwide client base. The investment adviser and its affiliates have offices worldwide.

Additions, Deletions or Substitutions
   We reserve the right to add, combine or remove any sub-accounts of the Variable Life Account when permitted by law. Each additional sub-account will purchase shares in a new portfolio or mutual fund. Such sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the sub-accounts of the Variable Life Account. The addition of any investment option will be made available to existing policy owners on such basis as may be determined by us.

   We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Variable Life Account. If investment in a Fund Portfolio should no longer be possible or if we determine it becomes inappropriate for Policies of this class, we may substitute another mutual fund or portfolio for a sub-account. Substitution may be made with respect to existing policy values and future premium payments. A substitution may be made only with any necessary approval of the SEC.

   We reserve the right to transfer assets of the Variable Life Account as determined by us to be associated with the Policies to another separate account. A transfer of this kind may require the approvals of state regulatory authorities and of the SEC.

   We also reserve the right, when permitted by law, to de-register the Variable Life Account under the 1940 Act, to restrict or eliminate any voting rights of the policy owners, and to combine the Variable Life Account with one or more of our other separate accounts.

   Shares of the Portfolios of the Funds are also sold to other of our separate accounts, which are used to receive and invest premiums paid under our variable annuity contracts and variable life insurance policies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither we nor the Funds currently foresee any such disadvantages either to variable life insurance policy owners or to variable annuity contract owners, the Funds' Boards of Directors intend to monitor events in order to identify any material conflicts between such policy owners and contract owners and to determine what action, if any, should be taken in response thereto.

  Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example:

 .  changes in state insurance laws,
 .  changes in Federal income tax laws,
 .  changes in the investment management of any of the Portfolios of the Funds,
   or
 . differences in voting instructions between those given by policy owners and those given by contract owners.

Selection of Sub-accounts
  You must make a choice as to how your net premiums are allocated among the various sub-accounts. In choosing, you should consider how willing you might be to accept investment risks and the manner in which your other assets are invested. The sub-accounts represent a broad range of investments available in the marketplace.

  The common stock sub-accounts differ depending on the types of stocks that make up the sub-account. The focus of each sub-account varies by the size of company, growth or value style, and U.S. versus international markets. Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of long-term or short-term debt securities, even though common stocks have been subject to more dramatic changes in value over short periods of time. Accordingly, the common stock sub-accounts may be more desirable options for policy owners who are willing to accept such short-term risks. These risks tend to be magnified in the sub-accounts investing in more aggressive stocks, smaller company stocks and international stocks. As an alternative to the actively managed sub-accounts, index sub-accounts are available which tend to match the risks and performance of those common stocks included in the underlying index.

  Some policy owners, who desire the greatest safety of principal may prefer the money market sub-account, recognizing that the level of short-term rates may change rather rapidly. Some policy owners may wish to rely on Advantus Capital's judgment for an appropriate asset mix by choosing the asset allocation sub-account.

The Guaranteed Principal Account
  The guaranteed principal account is a general account option. You may allocate net premiums and may transfer your actual cash value subject to Policy limitations to the guaranteed principal account which is part of our general account.

  Because of exemptive and exclusionary provisions, interests in our general account have not been registered under the Securities Act of 1933, and the general account has not been registered as an investment company under the 1940 Act. Therefore, neither the guaranteed principal account nor any interest therein is subject to the provisions of these Acts, and we have been advised that the staff of the SEC does not review disclosures relating to the guaranteed principal account. Disclosures regarding the guaranteed principal account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws relating to the accuracy and completeness of statements made in prospectuses.

  This prospectus describes a Variable Adjustable Life insurance policy and is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the sub-accounts of the Variable Life Account. For complete details regarding the guaranteed principal account, please see the Variable Adjustable Life Policy.

General Account Description Our general account consists of all assets owned by us other than those in the Variable Life Account and any other separate accounts which we may establish. The guaranteed principal account is that portion of our general assets which is attributable to this Policy and policies of this class, exclusive of policy loans. The description is for accounting purposes only and does not represent a division of the general account assets for the specific benefit

                  Detailed Information about the
                         Variable Adjustable Life Insurance Policy
of contracts of this class. Allocations to the guaranteed principal account become part of our general assets and are used to support insurance and annuity obligations. Subject to applicable law, we have sole discretion over the investment of assets of the general account. Policy owners do not share in the actual investment experience of the assets in the general account.

   You may allocate or transfer a portion or all of the net premiums to accumulate at a fixed rate of interest in the guaranteed principal account. We guarantee such amounts as to principal and a minimum rate of interest. Transfers from the guaranteed principal account to the sub-accounts of the Variable Life Account are subject to certain limitations with respect to timing and amount.

General Account Value We bear the full investment risk for amounts allocated to the guaranteed principal account. We guarantee that interest credited to each policy owner's actual cash value in the guaranteed principal account will not be less than an annual rate of 4 percent without regard to the actual investment experience of the general account.

   We may, at our sole discretion, credit a higher rate of interest, "excess interest," although we are not obligated to credit interest in excess of 4 percent per year, and may not do so. Any interest credited on the Policy's actual cash value in the guaranteed principal account in excess of the guaranteed minimum rate per year will be determined at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate.

   Even if excess interest is credited to your actual cash value in the guaranteed principal account, we will not credit excess interest to that portion of the policy value which is in the loan account in the general account. However, such loan account will be credited interest at a rate which is not less than the policy loan interest rate minus 2 percent per year.

Adjustable Life Insurance
   This Policy is similar to our conventional life insurance product known as "adjustable life". This Policy, like conventional adjustable life insurance, permits you to determine the amount of life insurance protection you need and the amount of money you can afford to pay. Based on your selection of the premium, face amount and death benefit option, we will calculate the guaranteed plan of insurance. Thus, adjustable life allows you the flexibility to customize a Policy to meet your needs. Theoretically, each Policy can be unique because of the different combinations of age, amount of life insurance protection and premium. In addition, adjustable life is designed to adapt to your changing needs and objectives by allowing you to change your Policy after issue. You may adjust the face amount and premium level, and thus the plan of insurance, subject to the limitations described herein, so long as the Policy remains in force.

Flexibility at Issue Subject to certain minimums, maximums and our underwriting standards, you may choose any level of premium or death benefit that you wish. This flexibility results in a broad range of plans of insurance. Generally speaking, a plan of insurance refers to the period during which insurance is guaranteed and the period during which you will have to pay premiums.

   Whole life insurance plans provide life insurance in an amount at least equal to the face amount at the death of the insured whenever that occurs. Premiums may be payable for a specified number of years or for the life of the insured.

   Protection insurance plans provide life insurance in an amount at least equal to the face amount for a specified period, with premiums payable for a specified period. These two periods may not be the same.

   At high premium levels, the period of premium payments may be limited to satisfy the requirements of the Internal Revenue Code to qualify as life insurance. The result will be a protection plan that guarantees coverage beyond the premium paying period.

   The larger the premium you pay, the larger the policy values you may expect to be available for investment in the Fund Portfolios. Under the Policy, the highest premium permitted at the time of issue, for a specific death benefit, is one which will provide a fully paid-up Policy after the payment of five annual premium payments. A Policy becomes paid-up when its policy value is such that no further premiums are required to provide the death benefit until the death of the insured, provided there is no policy indebtedness.

  Examples of whole life plans include Policies which become paid-up upon the payment of a designated number of annual premiums, such as ten pay life or twenty pay life. If you select a premium level for a specific face amount which would cause the Policy to become paid-up at other than a policy anniversary, you will be required to pay scheduled premiums until the policy anniversary immediately following the date the Policy is scheduled to become paid-up.

  The lowest annual base premium allowed for any plan of insurance is $300; for insureds age 0 to 15, the minimum is $150. Subject to this limitation, the lowest premium you may choose for any specific amount of life insurance protection is a premium which will provide a death benefit for a period of ten years from the policy date. If the insured's age at original issue is over age 45, the minimum plan of protection will be less than ten years, as described in the table below:

                                                                  Minimum Plan
  Issue Age                                                        (in years)
  ---------                                                       ------------
     46                                                                9
     47                                                                8
     48                                                                7
     49                                                                6
     50                                                                5
     51                                                                4
52 or greater                                                          3

  This is the minimum plan of insurance for any given face amount. The minimum initial face amount on a Policy is $25,000; if the insured is age 0 to 15, the minimum face amount is $10,000.

Policy Adjustments
  Adjustable life insurance policies allow you to change the premium, face amount or the death benefit option of the Policy after it is issued. Subject to the limitations described more fully below, you can at any time change the face amount, the death benefit option or your scheduled premium. Any of those changes will usually result in a change in the plan of insurance.
Depending upon the change you request, the premium paying period or the guaranteed period of coverage may be lengthened or shortened.

  Changes in premium, face amount or the death benefit option are referred to as policy adjustments. They may be made singly or in combination with one another.

  A partial surrender of a Policy's cash value, an adjustment so that there are no further scheduled base premiums, a change in underwriting classification or any change requiring evidence of insurability are also policy adjustments.

  When a Policy is adjusted, we compute the new plan of insurance, face amount or premium amount. If your Policy has the Cash Option and a partial surrender of actual cash value is made, the Policy will be automatically adjusted to a new face amount which will be equal to the old face amount less the amount of the partial surrender. An adjustment providing for no further scheduled base premium, regardless of whether the Policy is paid-up, is also referred to as a "stop premium" mode and is described under the caption "Avoiding Lapse" on page 17 of this prospectus. Certain adjustments may cause a Policy to become a modified endowment contract. See "Federal Tax Status" for a description of the federal tax treatment of modified endowment contracts.

  In computing a new plan of insurance as a result of an adjustment, we will make the calculation on the basis of the higher of the Policy's "tabular value" or 75 percent of the Policy's "policy value" at the time of the change. The "policy value" is the actual cash value of the Policy plus the amount of any policy loan, while the "tabular value" is the value underlying the guaranteed plan of insurance. If 75 percent of the policy value is higher than the tabular value, a policy adjustment will translate the excess value into an improved plan of insurance. If 75 percent of the policy value is less than the tabular value, using the tabular value ensures that the Policy's guarantee of a minimum death benefit is not impaired by the adjustment.

  Any adjustment will result in a redetermination of a Policy's tabular value. After adjustment, the tabular value shall be equal to the greater of 75 percent of the policy value or the tabular value prior to that adjustment, plus any non-repeating premium paid at the time of the adjustment and minus the amount of any partial surrender made at the time of the adjustment.

   On adjustment, you may request a new Policy face amount. In the absence of your instructions, we will calculate the face amount after adjustment depending on the Policy's death benefit option and the type of adjustment. If the Policy has the Cash Option, we will reduce the face amount by the amount of any partial surrender. With the Protection Option, we will not reduce the face amount, but the death benefit will be reduced by the amount of the partial surrender.

   All of these changes may be accomplished under a single Policy. There is no need to surrender the Policy or purchase a new one simply because of a change in your insurance needs. Whenever adjustments are made, new policy information pages will be provided. These pages state the new face amount, death benefit option, scheduled premium, plan of insurance and attained age.

   Adjustments can be made on any monthly anniversary of the policy date. You may request a policy adjustment by completing an application for adjustment. Any adjustment will be effective on the date that it is approved by us and recorded at our home office.

Restrictions on Adjustments
   An adjustment must satisfy certain limitations on premiums, face amount and plan of insurance. Limitations are also designed to ensure that the Policy qualifies as life insurance for federal tax purposes. Other limitations on adjustments and combinations of adjustments may also apply. The current limits on adjustments are those described here. We reserve the right to change these limitations from time to time.
(1) Any adjustment for a change of premium must result in a change of the annual premium of at least $100. Currently, we will waive this limitation for changes in premium which are the result of a face amount change under the Inflation Agreement.
(2) Any Policy adjustment, other than a change to a stop premium, must result in a Policy with an annual base premium of at least $300; if the insured is age 0 to 15, the minimum is $150.
(3) Any adjustment for a change of the face amount must result in a change of the face amount of at least $5,000, except for face amount changes which are the result of an Inflation Agreement change or a partial surrender.
(4) An adjustment may not result in more than a paid-up whole life plan for the current face amount.
(5) Any adjustment involving an increase in premium may not result in a whole life plan of insurance requiring the payment of premiums for less than five years or to age 100, if less.
(6) After an adjustment involving a face amount or premium increase, the Policy must provide insurance to the next policy anniversary at or after ten years from the date of adjustment. If the insured's age at adjustment is over age 45, the minimum plan of protection will be less than ten years from the date of adjustment, as described in the table below.

Adjustment Age                                                 Number of Years
--------------                                                 ---------------
     46                                                               9
     47                                                               8
     48                                                               7
     49                                                               6
     50                                                               5
     51                                                               4
52 or greater                                                         3

(7) An adjustment to stop premium requires that a Policy have an actual cash value at the time of the adjustment sufficient to keep the Policy in force until the next policy anniversary.
(8) After any adjustment, other than those described in (6) and (7), the Policy must provide insurance to the next policy anniversary at or after one year from the date of adjustment.
(9) No adjustments may be made during the first policy year.

Proof of Insurability We require proof of insurability for all adjustments resulting in an increase in death benefit, except for increases made pursuant to an additional benefit agreement. In addition, except for partial surrenders to pay substandard risk premiums, we require proof of insurability for partial surrenders where, at the request of the policy owner, no reduction is made in the Policy's death benefit. Decreases in face amount or premium and increases in premium not resulting in any increase in death benefit do not require evidence of insurability. We may require evidence of insurability when a non-repeating premium is paid if the death benefit of your Policy increases as a result of the payment of a non-repeating premium.

  We may also require evidence of insurability to change underwriting classification or to add additional agreements.

Charges in Connection with Policy Adjustments In connection with a policy adjustment, we will make a special $25 charge to cover the administrative costs associated with processing the adjustment. If, however, the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $25 or 2 percent of the amount surrendered. In addition, because of the underwriting and selling expenses anticipated for any change resulting in an increase in premium, we will assess a Sales Charge on any increase in premium on adjustment. We will also assess an Additional Face Amount Charge on any increase in face amount. See, for a further description of these charges, the section "Policy Charges" in this prospectus on page 23. Limiting the Sales Charge and the Additional Face Amount Charge to the increased premium or face amount is in substance the equivalent of issuing a new Policy for the increase.

  The chart below illustrates the effect of certain policy adjustments:


 Decrease the face amount
 and keep premiums the same

                                 The guaranteed period of
              OR                 coverage will generally be
                                 longer
 Keep the face amount the
 same and increase premiums

                                              OR

             OR                  The premium paying period
                                 will generally be shorter
 Keep the face amount and
 premiums the same, and
 switch from the Protection
 Option to the Cash Option

-------------------------------------------------------------------------------
 Increase the face amount
 and keep premiums the same

                                 The guaranteed period of
                                 coverage will generally be
             OR                  shorter

 Keep the face amount the                     OR
 same and decrease premiums

                                 The premium payment period
             OR                  will generally be longer
 Keep the face amount and
 premiums the same, and
 switch from the Cash Option
 to the Protection Option


Applications and Policy Issue
  Persons wishing to purchase a Policy must send a completed application to us at our home office. The minimum face amount we will issue on a Policy is $25,000 and we require an annual base premium on each Policy of at least $300. If the insured is age 0 to 15, the minimum face amount is $10,000 and the minimum premium is $150. The minimum plan of insurance at policy issue is a protection plan which has a level death benefit for a period of ten years. If the insured's age at original issue is over age 45, the minimum plan of protection will be less than ten years from the Policy date, as described on page 12. The Policy must be issued on an insured no more than age 90. Before issuing any Policy, we require evidence of insurability satisfactory to us, which in some cases will require a medical examination. Persons who present a lower mortality risk are offered the most favorable premium rates, while a higher premium is charged to persons with a greater mortality risk. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.

  If we accept an application, accompanied by a check for all or at least one-twelfth of the annual premium, the policy date will be the issue date, which is the date the decision to accept the application and issue the Policy is made. We will use the policy date to determine subsequent policy anniversaries and premium due dates.

   If we accept an application not accompanied by a check for the initial premium, a Policy will be issued with a policy date which is 15 days after the issue date. We have determined 15 days to be the normal time during which delivery of the Policy is expected to occur. We or our agent must receive the initial premium within 60 days after the issue date. No life insurance coverage is provided until the initial premium is paid. If the initial premium is paid after the policy date (and the policy date is not changed as described below), you will have paid for insurance coverage during a period when no coverage was in force. Therefore, in such circumstance you should consider requesting a current policy date, i.e., the date on which our home office receives the premium. You will be sent updated policy pages to reflect the change in policy date. This request should be made at or prior to the time you pay the initial premium.

   In certain circumstances it may be to your advantage to have the policy date be the same as the issue date in order to preserve an issue age on which premium rates are based. In that case, all premiums due between the issue date and the date of delivery of the Policy must be paid on delivery.

   When the Policy is issued, the face amount, premium, and a listing of any additional agreements are stated on the policy information pages of the policy form, page 1.

Policy Premiums
   The Policies have a level premium payable for a specified period or until the Policy becomes paid-up. We guarantee that we will not increase the amount of premiums for a Policy in force. Subject to the limitations discussed under the heading "Restrictions on Adjustments" in this prospectus on page 13, you may choose to adjust the Policy at any time and alter the amount of future premiums.

   The premium required for a Policy will depend on the Policy's initial face amount, the death benefit option, the plan of insurance, the insured's age at issue, gender, risk classification, tobacco use and the additional benefits associated with the Policy.

   The first premium is due as of the policy date and must be paid on or before the date your Policy is delivered. Between the date we receive an initial premium for the Policy, either a full first premium or a partial premium, and the date insurance coverage commences under the Policy, the life of the insured may be covered under the terms of a conditional insurance agreement. All scheduled premiums after the first premium are payable on or before the date they are due and must be mailed to us at our home office. In some cases, you may elect to have premiums paid under our automatic payment plan through pre-authorized transfers from a bank checking account or such other account as your bank approves.

   Scheduled premiums on the Policy are payable for a specified period on an annual, semi-annual or quarterly basis on the due dates set forth in the Policy. You may also pay scheduled premiums monthly if you make arrangements for payments through an automatic payment plan established through your bank or if you meet the requirements to establish a payroll deduction plan through your employer. A scheduled premium may be paid no earlier than twenty days prior to the date that it is due. For premiums paid after the due date, see the paragraph following the heading "Lapse" in this section of the prospectus.

   Charges for additional benefits and for substandard risks are deducted from premiums to calculate base premiums. From base premiums we deduct charges assessed against premiums and non-repeating premiums to calculate net premiums.

   Net premiums are allocated to the guaranteed principal account or sub-accounts of the Variable Life Account which, in turn, invest in Fund shares.

   You make your selection on your application for the Policy. You may change your allocation instructions for future premiums by giving us a written request or by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. The allocation to the guaranteed principal account or to any sub-account of the Variable Life Account must be in multiples of 5 percent of the net premium. We reserve the right to delay the allocation of net premiums to named sub-accounts for a period of up to

30 days after Policy issue or an adjustment. In no event will any delay extend beyond the free look period applied to the Policy in the state in which it is issued. If we exercise this right, we will allocate net premiums to the Money Market sub-account until the end of that period. This right, which has not been implemented to date, will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce market risk during the free look period.

  We reserve the right to restrict the allocation of premiums to the guaranteed principal account. If we do so, no more than 50 percent of the net premium may be allocated to the guaranteed principal account. Currently, we do not exercise such a restriction.

Non-repeating Premiums The Policy also allows a policy owner to pay a premium called a non-repeating premium. This payment of premium is in addition to the scheduled premiums. The payment of a non-repeating premium will increase the policy values you have available for investment in the Fund. The maximum non-repeating premium we will accept is the amount sufficient to change your Policy to a paid-up whole life policy for the face amount. The minimum non-repeating premium is $500.

  We will bill annually, semi-annually or quarterly for non-repeating premiums if a Policy has a base annual premium of at least $2,400 and if the total annual amount billed for non-repeating premiums is at least $600. You may also arrange for monthly payments through an automatic payment plan established through your bank; in this situation, your base annual premium must be at least $2,400 and each non-repeating premium must be at least $50.

  We may impose additional restrictions or refuse to permit non-repeating premiums at our discretion.

  The payment of a non-repeating premium may have Federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 28.

Paid-Up Policies A Policy is paid-up when no additional premiums are required to provide the face amount of insurance for the life of the insured. We may or may not accept additional premiums. However, the actual cash value of a paid-up Policy will continue to vary daily to reflect the investment experience of the Variable Life Account and any interest credited as a result of a policy loan. Once a Policy becomes paid-up, it will always retain its paid-up status regardless of any subsequent decrease in its policy value. However, on a paid-up Policy with indebtedness, where the actual cash value decreases to zero, a loan repayment may be required to keep the Policy in force. See the discussion in this prospectus under the heading "Policy Loans," below.

  We will make a determination on each policy anniversary as to whether a Policy is paid-up. When a Policy becomes paid-up, we will send you a notice.

Lapse Your Policy may lapse in one of two ways: (1) if a scheduled premium is not paid; or (2) if there is no actual cash value when there is a policy loan.

  As a scheduled premium policy, your Policy will lapse if a premium is not paid on or before the date it is due or within the 31-day grace period provided by the Policy. You may pay that premium during the 31-day period immediately following the premium due date. Your premium payment, however, must be received in our home office within the 31-day grace period. The insured's life will continue to be insured during this 31-day period.

  If a Policy covers an insured in a substandard risk class, you must continue to pay the portion of the scheduled premium equal to the charge for such risk even if the Policy is on stop premium. As with any scheduled premium, failure to pay the premium for the substandard risk within the grace period will cause the Policy to lapse.

  If scheduled premiums are paid on or before the dates they are due or within the grace period, absent any policy loans, the Policy will remain in force even if the investment results of the sub-accounts have been so unfavorable that the actual cash value has decreased to zero. However, should the actual cash value decrease to zero while there is an outstanding policy loan the Policy will lapse, even if the Policy was paid-up and all scheduled premiums had been paid.

  If the Policy lapses because not all scheduled premiums have been paid or if a Policy with a policy loan has no actual cash value, we will send you a notice of default that will indicate the payment required to keep the Policy in force on a premium paying basis. If we do not receive the payment within 31 days after the date of mailing the notice of default, the Policy will terminate or the nonforfeiture benefits will apply. For more information on lapse, see "Avoiding Lapse" below.

   If at the time of any lapse a Policy has a surrender value, that is, an amount remaining after subtracting from the actual cash value all unpaid policy charges, we will use it to purchase extended term insurance. The extended term benefit is a fixed life insurance benefit calculated on the 1980 Commissioners Standard Ordinary Mortality Tables with 4 percent interest. As an alternative to the extended term insurance, you may have the surrender value paid to you in a single sum payment, thereby terminating the Policy. Unless you request a single sum payment of your surrender value within 62 days of the date of the first unpaid premium, we will apply it to purchase extended term insurance on the insured's life.

   We determine the duration of the extended term benefit by applying the surrender value of your Policy as of the end of the grace period as a premium to buy fixed benefit term insurance. The extended term benefit is not provided through the Variable Life Account and the death benefit will not vary during the extended term insurance period. The amount of this insurance will be equal to the face amount of your Policy, less the amount of any policy loans at the date of lapse. During the extended term period a Policy has a surrender value equal to the reserve for the insurance coverage for the remaining extended term period. At the end of the extended term period all insurance provided by your Policy will terminate and the Policy will have no further value.

   You may arrange for automatic premium loans to keep the Policy in force in the event that a scheduled premium payment is not made. For more information on this option, please see the heading "Policy Loans" in this prospectus on page 21.

Reinstatement At any time within three years from the date of lapse you may ask us to restore your Policy to a premium paying status unless the Policy terminated because the surrender value has been paid. We will require:

(1) your written request to reinstate the Policy;
(2) that you submit to us at our home office during the insured's lifetime evidence satisfactory to us of the insured's insurability so that we may have time to act on the evidence during the insured's lifetime; and
(3) at our option a premium payment which is equal to all overdue premiums with interest at a rate not to exceed 6 percent per year compounded annually and any policy loan in effect at the end of the grace period following the date of default with interest at a rate not exceeding 5 percent per year compounded annually. At the present time we do not require the payment of all overdue premiums, or the payment of interest on reinstated loans.

Avoiding Lapse If your Policy has sufficient loan value, you can avoid a lapse due to the failure to pay a scheduled premium with an automatic premium loan. The effect of a policy loan on policy values and the restrictions applicable thereto are described under the caption "Policy Loans" on page 21 of this prospectus. An automatic premium loan is particularly advantageous for a policy owner who contemplates early repayment of the amount loaned, since it permits the policy owner to restore policy values without additional policy charges. Automatic premium loans for the long term are generally not advantageous.

   You may also avoid a lapse by adjusting your Policy to a zero base premium. We call this the stop premium mode. We will determine a new plan of insurance based on the face amount and death benefit option and the assumption that no further premiums will be paid.

   The insurance coverage resulting from an adjustment to a stop premium mode is similar to the coverage available under the extended term option. Under both, the coverage is provided only for a limited period of time. There are, however, fundamental differences between the two. Extended term coverage is a fixed benefit with fixed cash values providing a guaranteed period of coverage. The stop premium mode provides variable insurance with an actual cash value and, under the Protection Option, a death benefit that will vary with the actual cash value. Because the actual cash value continues to exist, we will continue to assess policy charges against the actual cash value while the Policy is on stop premium. Moreover, if a Policy covers an insured in a substandard risk class, the portion of the scheduled premium equal to the charge for such risk will continue to be payable.

  There are also other differences which you should consider. In general, if you contemplate resuming premium payments at a future date, the stop premium mode may be more desirable in that you may resume premium payments at any time without evidence of insurability. The reinstatement option available during the extended term period requires proof of insurability and must be exercised within three years following the date of lapse.

  If you do not contemplate resuming premium payments, your choice between permitting your Policy to lapse and adjusting it to a stop premium mode is more complicated since the period of guaranteed coverage under the extended term option will be different from that under the stop premium mode. When you are making this decision you should ask us what these periods are.

Actual Cash Value
  The Policy has an actual cash value which varies with the investment experience of the guaranteed principal account and the sub-accounts of the Variable Life Account. The actual cash value equals the value of the guaranteed principal account and the value of the sub-accounts of the Variable Life Account. It is determined separately for your guaranteed principal account actual cash value and for your separate account actual cash value. The separate account actual cash value will include all sub-accounts of the Variable Life Account.

  Unlike a traditional fixed benefit life insurance policy, a Policy's actual cash value cannot be determined in advance, even if scheduled premiums are paid when required, because the separate account actual cash value varies daily with the investment performance of the sub-accounts. Even if you continue to pay scheduled premiums when due, the separate account actual cash value of a Policy could decline to zero because of unfavorable investment experience and the assessment of charges.

  Upon request, we will tell you the actual cash value of your Policy. We will also send you a report each year on the policy anniversary advising you of your Policy's actual cash values, the face amount and the death benefit as of the date of the report. It will also summarize Policy transactions during the year. The information will be current as of a date within two months of its mailing.

  The guaranteed principal account actual cash value is the sum of all net premium payments allocated to the guaranteed principal account. This amount will be increased by any interest, asset credits, loan repayments, policy loan interest credits and transfers into the guaranteed principal account. This amount will be reduced by any policy loans, unpaid policy loan interest, partial surrenders, transfers into the sub-accounts of the Variable Life Account and charges assessed against your guaranteed principal account actual cash value. We credit interest on the guaranteed principal account actual cash value of your Policy daily at a rate of not less than 4 percent per year, compounded annually. We guarantee this minimum rate for the life of the Policy without regard to the actual experience of the general account. As conditions permit, we will credit additional amounts of interest to the guaranteed principal account actual cash value. Your guaranteed principal account actual cash value is guaranteed by us. It cannot be reduced by any investment experience of the general account.

  We determine each portion of a Policy's separate account actual cash value separately. The separate account actual cash value is not guaranteed. We determine the separate account actual cash value made by multiplying the current number of sub-account units credited to a Policy by the current sub-account unit value. A unit is a measure of your Policy's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The number of units credited is determined as of the end of the valuation period during which we receive your premium at our home office.

   Once determined, the number of units credited to your Policy will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent net premiums, non-repeating premiums, asset credits, loan repayments, loan interest credits and transfers to that sub-account. The number of units will be decreased by policy charges to the sub-account, policy loans and loan interest, transfers from that sub-account and partial surrenders from that sub-account. The number of units will decrease to zero when the policy is surrendered or extended term insurance is purchased.

   The unit value of a sub-account will be determined on each valuation date. The amount of any increase or decrease will depend on the net investment experience of that sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.

   The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the mortality and expense risk charge under this Policy which is assessed at an annual rate of .50 percent against the average daily net assets of each sub-account of the Variable Life Account. The gross investment rate is equal to:

(1) the net asset value per share of a Fund share held in the sub-account of the Variable Life Account determined at the end of the current valuation period; plus
(2) the per share amount of any dividend or capital gain distributions by the Funds if the "ex-dividend" date occurs during the current valuation period; with the sum divided by
(3) the net asset value per share of that Fund share held in the sub-account determined at the end of the preceding valuation period.

   We determine the value of the units in each sub-account on each day on which the Portfolios of the Funds are valued. The net asset value of the Funds' shares is computed once daily, and, in the case of the Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof the primary close of trading is 3:00 p.m. (Central time), but this time may be changed) on each day, Monday through Friday, except:

(1) days on which changes in the value of the Funds' portfolio securities will not materially affect the current net asset value of the Funds' shares,
(2) days during which no Funds' shares are tendered for redemption and no order to purchase or sell the Funds' shares is received by the Funds and
(3) customary national business holidays on which the New York Stock Exchange is closed for trading.

   Although the actual cash value for each Policy is determinable on a daily basis, we update our records to reflect that value on each monthly anniversary. We also make policy value determinations on the date of the insured's death and on a policy adjustment, surrender, and lapse. When the policy value is determined, we will assess and update to the date of the transaction those charges made against and credits to your actual cash value, namely the Monthly Policy Charge and the Cost of Insurance Charge. Increases or decreases in policy values will not be uniform for all Policies but will be affected by policy transaction activity, cost of insurance charges, and the existence of policy loans.

   To illustrate the operation of the Policy under various assumptions, we have prepared several tables, along with additional explanatory text, that may be of assistance. For these tables, please see Appendix A, "Illustrations of Policy Values, Death Benefits and Premiums," found on page A-1 of this prospectus. For additional information about the Policy's cash value, please see Appendix B, "How Premium Becomes Cash Value," found on page B-1 of this prospectus.

Transfers The Policy allows for transfers of the actual cash value between the guaranteed principal account and the Variable Life Account or among the sub-accounts of the Variable Life Account. You may request a transfer at any time while the Policy remains in force or you may arrange in advance for systematic transfers; systematic transfers are transfers of specified dollar or unit value amounts to be made periodically among the sub-accounts and the guaranteed principal account. The amount to be transferred to or from a sub-account or the guaranteed principal account must be at least $250. If the actual cash value in an account is less than $250, the entire actual cash value attributable to that sub-account or the guaranteed principal account must be transferred. If a transfer would reduce the actual cash value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining sub-account actual cash value in the amount transferred. We will make the transfer on the basis of sub-account unit values as of the end of the valuation period during which your written or telephone request is received at our home office. A transfer is subject to a transaction charge, not to exceed $10, for each transfer of actual cash value among the sub-accounts and the guaranteed principal account. Currently, there is a charge only for non-systematic transfers in excess of four per year.

  Your instructions for transfer may be made in writing or you, or your agent if authorized by you, may make such changes by telephone. To do so, you may call us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. Policy owners may also submit their requests for transfer, surrender or other transactions to us by facsimile
(FAX) transmission. Our FAX number is (651) 665-4194.

  Transfers made pursuant to a telephone call are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, policy owners may experience difficulty in implementing a telephone transfer due to a heavy volume of telephone calls. In such a circumstance, policy owners should consider submitting a written transfer request while continuing to attempt a telephone redemption. We reserve the right to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, telephone transfer privileges. For more information on telephone transfers, contact us.

  With all telephone transactions, we will employ reasonable procedures to satisfy ourselves that instructions received from policy owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require policy owners to identify themselves in those telephone conversations through policy numbers, social security numbers and such other information we deem reasonable. We record telephone transfer instruction conversations and we provide the policy owners with a written confirmation of the telephone transfer.

  The maximum amount of actual cash value to be transferred out of the guaranteed principal account to the sub-accounts of the Variable Life Account may be limited to 20 percent of the guaranteed principal account balance. Transfers to or from the guaranteed principal account may be limited to one such transfer per policy year.

  Transfers from the guaranteed principal account must be made by a written or telephone request. It must be received by us or postmarked in the 30-day period before or after the last day of the policy year. Currently we do not impose this time restriction. Written requests for transfers which meet these conditions will be effective after we approve and record them at our home office.

  The Funds may restrict the amounts or frequency of transfers to or from the sub-accounts of the separate account in order to protect fund shareholders.

  In the case of a transfer, the charge is assessed against the amount transferred.

Death Benefit Options
  The death benefit provided by the Policy depends upon the death benefit option you choose. You may choose one of two available death benefit options-- the Cash Option or the Protection Option. If you fail to make an election, the Cash Option will be in effect. At no time will the death benefit be less than the minimum death benefit required so that the Policy qualifies as a life insurance policy under the guideline premium test of Section 7702 of the Internal Revenue Code.

Cash Option Under the Cash Option, the death benefit will be the larger of:

(a) the face amount at the time of the insured's death; or
(b) the minimum death benefit required to qualify under Section 7702.

  The death benefit will not vary unless the death benefit is the minimum death benefit required under Section 7702.

Protection Option Under the Protection Option, the death benefit will be the larger of:

(a) the face amount, plus the policy value, at the time of the insured's death;
    or
(b) the minimum death benefit required to qualify under Section 7702.

   The death benefit provided by the Protection Option will vary depending on the investment experience of the allocation options you select.

   The Protection Option is only available until the policy anniversary nearest the insured's age 100; at that time we will convert the death benefit option to the Cash Option.

Choosing the Death Benefit Option The different death benefit options meet different needs and objectives. If you are satisfied with the amount of your insurance coverage and wish to have any favorable policy performance reflected to the maximum extent in increasing actual cash values, you should choose the Cash Option. The Protection Option results primarily in an increased death benefit. In addition, there are other distinctions between the two options which may influence your selection. Given the same face amount and premium the Cash Option will provide guaranteed coverage for a longer period than the Protection Option. This is because of larger cost of insurance charges under the Protection Option resulting from the additional amount of death benefit. But under the Cash Option, favorable policy performance does not generally increase the death benefit, and the beneficiary will not benefit from any larger actual cash value which exists at the time of the insured's death because of the favorable policy performance.

   You may change the death benefit option while the Policy is in force through a policy adjustment. We may require that you provide us with satisfactory evidence of the insured's insurability before we make a change to the Protection Option. The change will take effect when we approve and record it in our home office. A change in death benefit option may have Federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 28.

   For an illustration of the calculation of the death benefit under the Policy options, please see Appendix C, "Illustration of Death Benefit Calculation," on page C-1 of this prospectus.

Policy Loans
   You may borrow from us using only your Policy as the security for the loan. The total amount of your loan may not exceed 90 percent of your policy value. A loan taken from, or secured by a Policy, may have Federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 28.

   The policy value is the actual cash value of your Policy plus any policy loan. Any policy loan paid to you in cash must be in an amount of at least $100. Policy loans in smaller amounts are allowed under the automatic premium loan provision. We will deduct interest on the loan in arrears. You may obtain a policy loan with a written request or by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. If you call us you will be asked, for security purposes, for your personal identification and policy number. The Policy will be the only security required for your loan. We will determine your policy value as of the date we receive your request at our home office.

   When you take a loan, we will reduce the actual cash value by the amount you borrow and any unpaid interest. Unless you direct us otherwise, we will take the policy loan from your guaranteed principal account actual cash value and separate account actual cash value on a pro-rata basis and, from each sub-account in the separate account on a pro-rata basis. The number of units to be sold will be based upon the value of the units as of the end of the valuation period during which we receive your loan request at our home office. This amount shall be transferred to the loan account. The loan account continues to be part of the Policy in the general account. A policy loan has no immediate effect on policy value since at the time of the loan the policy value is the sum of your actual cash value and any policy loan.

   The actual cash value of your Policy may decrease between premium due dates. Unfavorable investment experience and the assessment of charges could cause your separate account actual cash value to decline to zero. If your Policy has indebtedness and no actual cash value, the Policy will lapse and there may be adverse tax consequences; see the Federal Tax Status section on page 28. In this event, to keep your Policy in force, you will have to make a loan repayment. We will give you notice of our intent to terminate the Policy and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice.

Policy Loan Interest The interest rate on a policy loan will not be more than the rate shown on page 1 of your Policy. The interest rate charged on a policy loan will not be more than that permitted in the state in which the Policy is delivered.

  Policy loan interest is due:
  .on the date of the death of the insured
  .on a policy adjustment, surrender, lapse, a policy loan transaction .on each policy anniversary.

  If you do not pay the interest on your loan in cash, your policy loan will be increased and your actual cash value will be reduced by the amount of the unpaid interest. The new loan will be subject to the same rate of interest as the loan in effect.

  We will also credit interest to your Policy when there is a policy loan. Interest credits on a policy loan shall be at a rate which is not less than your policy loan interest rate minus 1 percent per year. We allocate policy loan interest credits to your actual cash value as of the date of the death of the insured, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. We allocate interest credits to the guaranteed principal account and separate account following your instructions for the allocation of net premiums.

  Currently, the loan account credits interest, as described above, at a rate which is not less than your policy loan interest rate minus 1 percent per year. However, if the Policy has been in force for ten years or more, we will credit your loan at a rate which is equal to the policy loan rate minus .5 percent per year.

  Policy loans may also be used as automatic premium loans to keep your Policy in force if a premium is unpaid at the end of the grace period. We will make automatic premium loans unless you have requested us not to. Interest on such a policy loan is charged from the date the premium was due. However, in order for an automatic premium loan to occur, the amount available for a loan must be enough to pay at least a quarterly premium. If the loan value is not enough to pay at least a quarterly premium, your Policy will lapse.

Policy Loan Repayments If your Policy is in force, you may repay your loan in part or in full at any time before the insured's death. Your loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the Policy. Any loan repayment must be at least $100 unless the balance due is less than $100. We will waive this minimum loan repayment provision for loan repayments made under our automatic payment plan where loan repayments are in an amount of at least $25.

  We allocate loan repayments to the guaranteed principal account until all loans from the guaranteed principal account have been repaid. Thereafter we allocate loan repayments to the guaranteed principal account or the sub-accounts of the Variable Life Account as you direct. In the absence of your instructions, we will allocate loan repayments to the guaranteed principal account actual cash value and separate account actual cash value on a pro-rata basis, and to each sub-account in the separate account on a pro-rata basis.

  Loan repayments reduce your loan account by the amount of the loan repayment.

  A policy loan, whether or not it is repaid, will have a permanent effect on the policy value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the amount being credited on the loan, the policy value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the amount being credited on the loan, the policy value will be greater than if no loan had been made.

Surrender
  You may request a surrender or partial surrender of your Policy at any time while the insured is living. The surrender value of the Policy is the actual cash value plus asset credits and minus unpaid policy charges which are assessed against actual cash value. We determine the surrender value as of the end of the valuation period during which we receive your surrender request at our home office. You may surrender the Policy by sending us the Policy and a written request for its surrender. You may request that the surrender value be paid to you in cash or, alternatively, applied on a settlement option or to provide extended term insurance on the life of the insured.

   We also permit a partial surrender of the actual cash value of the Policy in any amount of $500 or more. The maximum partial surrender is the amount available as a policy loan. The death benefit of the Policy will be reduced by the amount of the partial surrender. With any partial surrender, we will adjust the Policy to reflect the new face amount and actual cash value and, unless otherwise instructed, the existing level of premium payments.

   We are currently waiving the restriction requiring a minimum amount for a partial surrender where a partial surrender from a Policy, which is on stop premium, is being used to pay premiums for substandard risks or premiums on any benefits and riders issued as part of the Policy. Transaction fees otherwise applicable to such a partial surrender are also waived.

   On a partial surrender, you may tell us from which Variable Life Account sub-accounts a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed principal account. If you do not, we will deduct partial surrenders from your guaranteed principal account actual cash value and separate account actual cash value on a pro-rata basis and, from each sub-account of the separate account on a pro-rata basis. We will tell you, on request, what amounts are available for a partial surrender under your Policy.

   We will pay a surrender or partial surrender as soon as possible, but not later than seven days after we receive your written request for surrender. However, if any portion of the actual cash value to be surrendered is attributable to a premium or non-repeating premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that good payment has been collected. The amount you receive on surrender may be more or less than the total premiums paid for your Policy.

Free Look
   It is important to us that you are satisfied with this Policy after it is issued. If you are not satisfied with it, you may return the Policy to us or your agent within ten days after you receive it.

   If you return the Policy, you will receive within seven days of the date we receive your notice of cancellation a full refund of the premiums you have paid.

   If the Policy is adjusted, as described under the heading "Policy Adjustments" in this prospectus on page 12, and if the adjustment results in an increased premium, you will again have a right to examine the Policy and you may return the Policy within ten days after you receive it. If you return the Policy, the requested premium adjustment will be cancelled. You will receive a refund of the additional premiums paid within seven days of the date we receive your notice of cancellation for that adjustment.

Policy Charges

Premium Charges Premium charges vary depending on whether the premium is a scheduled premium or a non-repeating premium. Generally, the word "premium" when used in this prospectus means a scheduled premium only. Charges for substandard risks and charges for additional benefits are deducted from the premium to calculate the base premium. Charges for substandard risks include both table ratings and cash extra charges.

   From base premiums we deduct a Sales Charge, an Additional Face Amount Charge and a Premium Charge.

(1) The Sales Charge consists of a deduction from each premium of up to 44 percent. The Sales Charge applies only to base premiums, scheduled to be paid in the 12 month period following the policy date, or any policy adjustment involving an increase in base premium or any policy adjustment occurring during a period when a Sales Charge is being assessed. It will also apply only to that portion of an annual base premium necessary for an original issue whole life plan of insurance under the Cash Option. In other words, the amount of any base premium in excess of this amount will not be subject to the Sales Charge.

  Only adjustments that involve an increase in base premium will result in an additional Sales Charge being assessed on that increase in premium. If any adjustment occurs during a period when a Sales Charge is being collected and the adjustment results in an increase in base premium, an additional Sales Charge, not to exceed 44 percent of the increase in base premium, will be added to the uncollected portion of the Sales Charge that was being collected prior to the adjustment. This total amount of Sales Charge will then be collected during the 12 month period following the adjustment.
  If any adjustment occurs during the 12 month period when a Sales Charge is being collected and the adjustment does not result in an increase in base premium, a portion or all of the remaining Sales Charge will be collected during the 12 month period following the adjustment.
  For examples of how we compute the Sales Charge and the Additional Face Amount Charge, see Appendix D in this prospectus on page D-1.
  The Sales Charge is designed to compensate us for distribution expenses incurred with respect to the Policies. The amount of the Sales Charge in any policy year cannot be specifically related to sales expenses for that year. To the extent that sales expenses are not recovered from the Sales Charge, we will recover them from our other assets or surplus including profits from the Mortality and Expense Risk Charge.
(2) The Additional Face Amount Charge is an amount not to exceed $5 per $1,000 of face amount of insurance. This amount may vary by the age of the insured and the premium level for a given amount of insurance. This charge is made ratably from premiums scheduled to be paid during the first policy year and during the twelve months following certain policy adjustments. The Additional Face Amount Charge is designed to compensate us for the administrative costs associated with issuance or adjustment of the Policies, including the cost of processing applications, conducting medical exams, classifying risks, determining insurability and risk class and establishing policy records.
(3) The Premium Charge of 6 percent is deducted from each base premium. This charge is designed to cover the expenses related to premiums, including but not limited to administration, commissions and taxes.

Non-repeating Premiums Non-repeating premiums are currently subject to a Premium Charge of 3 percent. We do not assess a Sales Charge or an Additional Face Amount Charge against non-repeating premiums.

Actual Cash Value Charges In addition to deductions from premiums and non-repeating premiums, we assess from the actual cash value of a Policy a Monthly Policy Charge, the Cost of Insurance Charge and transaction charges. These charges are as follows:
(1) The Monthly Policy Charge is designed to cover certain of our administrative expenses, including those attributable to the records we create and maintain for your Policy. The Monthly Policy Charge is $8 plus $.02 per $1,000 of face amount. We can increase this charge, but it will never exceed $10 plus $.03 per $1,000 of face amount.
(2) The Cost of Insurance Charge compensates us for providing the death benefit under a Policy. The charge is calculated by multiplying the net amount at risk under your Policy by a rate which varies with the insured's age, gender, risk class, the level of scheduled premiums for a given amount of insurance, duration of the Policy and the tobacco use of the insured. The rate is guaranteed not to exceed the maximum charges for mortality derived from the 1980 Commissioners Standard Ordinary Mortality Tables. The net amount at risk is the death benefit under your Policy less your policy value. Where circumstances require, we will base our rates on "unisex," rather than sex-based, mortality tables.
(3) The transaction charges are for expenses associated with processing transactions. There is a charge of $25 for each policy adjustment.
  If the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $25 or 2 percent of the amount surrendered. We also reserve the right to make a charge, not to exceed $25, for each transfer of actual cash value among the guaranteed principal account and the sub-accounts of the Variable Life Account. Currently there is a $10 charge only for non-systematic transfers in excess of four per year.
  We may also make a charge, not to exceed $25, for each returned check.

   We assess the Monthly Policy Charge and Cost of Insurance Charge against your actual cash value on the monthly policy anniversary. In addition, we assess such charges on the occurrence of the death of the insured, policy surrender, lapse or a policy adjustment.

   We assess transaction charges against your actual cash value at the time of a policy adjustment, when a transfer is made, or when a check is returned. In the case of a transfer, the charge is assessed against the amount transferred.

   We assess charges against your guaranteed principal account actual cash value and separate account actual cash value on a pro-rata basis and from each sub-account in the separate account on a pro-rata basis.

Separate Account Charges We assess a Mortality and Expense Risk charge directly against the assets held in the Variable Life Account. The Mortality and Expense Risk charge compensates us for assuming the risks that cost of insurance charges will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with the Policy. We deduct the Mortality and Expense Risk charge from Variable Life Account assets on each valuation date at an annual rate of .50 percent of the average daily net assets of the Variable Life Account.

   We reserve the right to charge or make provision for any taxes payable by us with respect to the Variable Life Account or the Policies by a charge or adjustment to such assets. No such charge or provision is made at the present time.

Other Policy Provisions
Beneficiary When we receive proof satisfactory to us of the insured's death, we will pay the death proceeds of a Policy to the beneficiary or beneficiaries named in the application for the Policy unless the owner has changed the beneficiary. In that event, we will pay the death proceeds to the beneficiary named in the last change of beneficiary request.

   If a beneficiary dies before the insured, that beneficiary's interest in the Policy ends with that beneficiary's death. Only beneficiaries who survive the insured will be eligible to share in the death proceeds. If no beneficiary survives the insured we will pay the death proceeds of this Policy to the owner, if living, otherwise to the owner's estate, or, if the owner is a corporation, to it or its successor.

   You may change the beneficiary designated to receive the proceeds. If you have reserved the right to change the beneficiary, you can file a written request with us to change the beneficiary. If you have not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required.

   Your written request will not be effective until it is recorded in our home office. After it has been so recorded, it will take effect as of the date you signed the request. However, if the insured dies before the request has been so recorded, the request will not be effective as to those death proceeds we have paid before your request was recorded in our home office records.

Payment of Proceeds The amount payable as death proceeds upon the insured's death will be the death benefit provided by the Policy, plus any additional insurance on the insured's life provided by an additional benefit agreement, if any, minus any policy charges and minus any policy loans. In addition, if the Cash Option is in effect at the insured's death, we will pay to the beneficiary any part of a paid premium that covers the period from the end of the policy month in which the insured died to the date to which premiums are paid. Normally, we will pay any policy proceeds within seven days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of death of the insured, we will determine the amount of payment as of the end of the valuation period during which a request is received at our home office.

  We reserve the right to defer policy payments, including policy loans, for up to six months from the date of your request, if such payments are based upon policy values which do not depend on the investment performance of the Variable Life Account. In that case, if we postpone a payment other than a policy loan payment for more than 31 days, we will pay you interest at 3 percent per year for the period beyond that time that payment is postponed. For payments based on policy values which do depend on the investment performance of the Variable Life Account, we may defer payment only:
(1) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or
(2) when the SEC has determined that a state of emergency exists which may make such payment impractical.

Settlement Options The proceeds of a Policy will be payable if the Policy is surrendered, or we receive proof satisfactory to us of the insured's death. These events must occur while the Policy is in force. We will pay the proceeds at our home office and in a single sum unless a settlement option has been selected. We will deduct any indebtedness and unpaid charges from the proceeds. Proof of any claim under this Policy must be submitted in writing to our home office.

  We will pay interest on single sum death proceeds from the date of the insured's death until the date of payment. Interest will be at an annual rate determined by us, but never less than 3 percent.

  The proceeds of a Policy may be paid in other than a single sum and you may, during the lifetime of the insured, request that we pay the proceeds under one of the Policy's settlement options. We may also use any other method of payment that is agreeable to both you and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right, and if the periodic installment or interest payment is at least $20.

  Each settlement option is payable in fixed amounts as described below. The payments do not vary with the investment performance of the Variable Life Account.

Option 1--Interest Payments
  We will pay interest on the proceeds at such times and for a period that is agreeable to you and us. Withdrawals of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.

Option 2--Payments for a Specified Period
  We will make payments for a specified number of years.

Option 3--Life Income
  We will make payments monthly during the lifetime of the person who is to receive the income, terminating with the last monthly payment immediately preceding that person's death. We may require proof of the age and gender of the annuitant.

Option 4--Payments of a Specified Amount
  We will pay a specified amount until the proceeds and interest are fully paid.

  If you request a settlement option, you will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. Unless you elect otherwise, a beneficiary may select a settlement option after the insured's death.

  The minimum amount of interest we will pay under any settlement option is 3 percent per year. Additional interest earnings, if any, on deposits under a settlement option will be payable as we determine.

Assignment The Policy may be assigned. The assignment must be in writing and filed at our home office. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

Misstatement of Age or Gender If the insured's age or gender has been misstated, we will adjust the amount of proceeds payable under the Policy to reflect cost of insurance charges based upon the insured's correct age or gender.

Incontestability After a Policy has been in force during the insured's lifetime for two years from the original policy date, we may not contest the Policy, except for fraud or for nonpayment of premium. However, if there has been a policy adjustment, reinstatement or any other policy change for which we required evidence of insurability, we may contest that policy adjustment, reinstatement or change for two years with respect to information provided at that time, during the lifetime of the insured, from the effective date of the policy adjustment, reinstatement or change.

Suicide If the insured, whether sane or insane, dies by suicide, within two years of the original policy date, our liability will be limited to an amount equal to the premiums paid for the Policy. If there has been a policy adjustment, reinstatement or any other policy change for which we required evidence of insurability, and if the insured dies by suicide within two years from the effective date of the policy adjustment, reinstatement or change our liability with respect to the policy adjustment, reinstatement or change will be limited to an amount equal to the premiums paid for the policy adjustment, reinstatement or change.

Reports At least once each year we will send you a report. This report will include the actual cash value, the face amount and the variable death benefit as of the date of the report. It will also show the premiums paid during the policy year, policy loan activity and the policy value. We will send the report to you without cost. The information in the report will be current as of a date within two months of its mailing.

Additional Benefits

Additional Benefits You may be able to obtain additional policy benefits, subject to underwriting approval. We will provide these benefits by a rider to the Policy, which may require the payment of additional premium.

Waiver of Premium Agreement The Waiver of Premium Agreement requires an additional premium and provides for the payment of policy premium in the event of the insured's disability.

Inflation Agreement The Inflation Agreement requires an additional premium and provides for a face amount increase equal to twice the percentage increase in the consumer price index during the previous three years, subject to a maximum of $100,000.

Business Continuation Agreement The Business Continuation Agreement requires an additional premium and allows you to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person previously designated by you.

Family Term Rider The Family Term Rider requires an additional premium and provides a fixed amount of term insurance on children of an insured.

Exchange of Insureds Agreement The Exchange of Insureds Agreement requires no additional premium and allows for the transfer of existing insurance coverage to another insured within a business setting. Because the exchange is generally a taxable event, you should consult a tax advisor about the tax consequences before making such an exchange.

Accelerated Benefits Agreement The Accelerated Benefits Agreement is issued without additional premium. It allows you to receive a significant portion of your Policy's death benefit, if the insured develops a terminal condition due to sickness or injury.

Early Values Agreement The Early Values Agreement requires an additional premium, payable for ten years, and waives a portion of policy charges in the first policy year.

             Other Matters
Federal Tax Status
  The discussion of federal taxes is general in nature and is not intended as tax advice. Each person concerned should consult a tax adviser. This discussion is based on our understanding of federal income tax laws as they are currently interpreted. We have not considered any applicable state or other tax laws. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service (the "IRS").

  We are taxed as a "life insurance company" under the Internal Revenue Code (the "Code"). The operations of the Variable Life Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on income dividends received by the Variable Life Account or on capital gains arising from the Variable Life Account's activities. The Variable Life Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.

  Under Section 7702 of the Code, life insurance contracts such as the Policies will be treated as life insurance if certain tests are met. There is limited guidance on how these tests are to be applied. However, the IRS has issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. In light of these proposed regulations and the other available guidance on the application of the tests under Section 7702, we generally believe that a Policy issued on a standard risk should meet the statutory definition of a life insurance contract under
Section 7702. However, it remains unclear whether a substandard risk Policy will meet the statutory life insurance contract definition.

  Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Life Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Variable Life Account, through the Funds, intends to comply with the diversification requirements prescribed in Regulations Section 1.817-5, which affect how the Funds' assets may be invested. Although the investment adviser of Advantus Series Fund is an affiliate of Minnesota Life, we do not have control over the Funds or their investments. Nonetheless, we believe that each Portfolio of the Funds in which the Variable Life Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.

  In certain circumstances, owners of variable life policies have been considered the owners, for federal income tax purposes, of the assets of the separate account supporting their policies due to their ability to exercise control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and policy account values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over the separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

  In addition, the Code requires that the investments of the Variable Life Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Variable Life Account, through the Funds and the Portfolios, will satisfy these diversification requirements.

  The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

  On the death of the insured, we believe that the death benefit provided by the Policies will be excludable from the gross income of the beneficiary under
Section 101(a) of the Code. If you receive an accelerated benefit, that benefit may be taxable and you should seek assistance from a tax adviser.

  You are not currently taxed on any part of your interest until you actually receive cash from the Policy. However, taxability may also be determined by your contributions to the Policy and prior Policy activity. Depending on the circumstances, the exchange of a Policy, the receipt of a Policy in an exchange, a change in the Policy's death benefit option (e.g., a change from Cash Option to Protection Option), a policy loan, a partial surrender, a surrender, a change in ownership, a change of insured, an adjustment of the face amount, or an assignment of the Policy may have federal income tax consequences. If you are considering any such transactions, you should consult a tax adviser before effecting the transaction.

   We also believe that policy loans will be treated as indebtedness and will not be currently taxable as income to you unless your policy is a modified endowment contract, as described below. However, whether a modified endowment contract or not, the interest paid on policy loans will generally not be tax deductible. There may be adverse tax consequences when a Policy with a policy loan is lapsed or surrendered.

   A surrender or partial surrender of the actual cash values of a Policy may have tax consequences. On surrender, you will not be taxed on values received except to the extent that they exceed the gross premiums paid under the Policy. An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the face amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to you in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Premiums for additional benefits are not used in the calculation for computing the tax on actual cash values. Finally, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of any policy loan exceeds the total investment in the Policy, the excess will generally be treated as ordinary income, subject to tax.

   It should be noted, however, that under the Code the tax treatment described above is not available for policies characterized as modified endowment contracts. In general, policies with a high premium in relation to the death benefit may be considered modified endowment contracts. The Code requires that the cumulative premiums paid on a life insurance policy during the first seven contract years not exceed the sum of the net level premiums which would be paid under a 7-pay life policy. If those cumulative premiums exceed the 7-pay life premiums, the policy is a modified endowment contract.

   Modified endowment contracts would still be treated as life insurance with respect to the tax treatment of death proceeds and to the extent that the inside build-up of cash value would not be taxed on a yearly basis. However, any amounts you received, such as dividends, loans and amounts received from partial or total surrender of the contract would be subject to the same tax treatment as the same amounts received under an annuity. This annuity tax treatment includes the 10 percent additional income tax which would be imposed on the portion of any distribution that is included in income except where the distribution or loan is made on or after the date you attain age 59 1/2, or is attributable to your becoming disabled, or as part of a series of substantially equal periodic payments for your life or the joint lives of you and your beneficiary.

   The modified endowment contract provisions of the Code apply to all policies entered into on or after June 21, 1988. It should be noted, in addition, that a policy which is subject to a "material change" shall be treated as newly entered into on the date on which such material change takes effect. Appropriate adjustment shall be made in determining whether such a policy meets the 7-pay test by taking into account the previously existing cash surrender value. While certain adjustments described herein may result in a material change, the law provides that any cost of living increase described in the regulations and based upon an established broad-based index will not be treated as a material change if any increase is funded ratably over the remaining period during which premiums are required to be paid under the policy. To date, no regulations under this provision have been issued.

   If a Policy becomes a modified endowment contract, distributions that occur during the policy year it becomes a modified endowment contract and any subsequent policy year will be taxed as distributions from a modified endowment contract. Distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

  Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective policy owner should contact a tax adviser before purchasing a policy to determine the circumstances under which the Policy would be a modified endowment contract. You should also contact a tax adviser before paying any non-repeating premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

  Under the Code, all modified endowment contracts, issued by us (or an affiliated company) to the same policy owner during any calendar year will be treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. A life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract.

  Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each policy owner or beneficiary. A tax adviser should be consulted for further information.

  The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of such Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser regarding the tax attributes of the particular arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.

  It should be understood that the foregoing description of the federal income tax consequences under the Policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, a person contemplating the purchase of a variable life insurance policy or exercising elections under such a policy should consult a tax adviser.

  At the present time, we make no charge to the Variable Life Account for any Federal, state or local taxes that we incur that may be attributable to such Account or to the Policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Life Account or the Policies.

Directors and Principal Management Officers of Minnesota Life

         Directors                         Principal Occupation
         ---------                         --------------------
 Anthony L. Andersen       Chair-Board of Directors, H. B. Fuller Company, St.
                           Paul, Minnesota (Adhesive Products) since June 1995,
                           prior thereto for more than five years President and
                           Chief Executive Officer, H. B. Fuller Company
 Leslie S. Biller          Vice Chairman and Chief Operating Officer, Wells
                           Fargo & Company, San Francisco, California (Banking)
 John F. Grundhofer        President, Chairman and Chief Executive Officer,
                           U.S. Bancorp, Minneapolis, Minnesota (Banking)
 Robert E. Hunstad         Executive Vice President, Minnesota Life Insurance
                           Company
 Dennis E. Prohofsky       Senior Vice President, General Counsel and
                           Secretary, Minnesota Life Insurance Company
 Robert L. Senkler         Chairman of the Board, President and Chief Executive
                           Officer, Minnesota Life Insurance Company since
                           August 1995; prior thereto for more than five years
                           Vice President and Actuary, Minnesota Life Insurance
                           Company
 Michael E. Shannon        Chairman, Chief Financial and Administrative
                           Officer, Ecolab Inc., St. Paul, Minnesota (Develops
                           and Markets Cleaning and Sanitizing Products)
 William N. Westhoff       Senior Vice President and Treasurer, Minnesota Life
                           Insurance Company since April 1998, prior thereto
                           from August 1994 to October 1997, Senior Vice
                           President, Global Investments, American Express
                           Financial Corporation, Minneapolis, Minnesota
 Frederick T. Weyerhaeuser Retired since April 1998, prior thereto Chairman and
                           Treasurer, Clearwater Investment Trust since May
                           1996, prior thereto for more than five years
                           Chairman, Clearwater Management Company, St. Paul,
                           Minnesota (Financial Management)

Principal Officers (other than Directors)

       Name                     Position
       ----                     --------
 John F. Bruder    Senior Vice President
 Keith M. Campbell Senior Vice President
 James E. Johnson  Senior Vice President and Actuary


         Name                              Position
         ----                              --------
 Gregory S. Strong    Senior Vice President and Chief Financial Officer
 Terrence M. Sullivan Senior Vice President
 Randy F. Wallake     Senior Vice President

   All Directors who are not also officers of Minnesota Life have had the principal occupation (or employers) shown for at least five years. All officers of Minnesota Life have been employed by us for at least five years.

Voting Rights
   We will vote the Fund shares held in the various sub-accounts of the Variable Life Account at regular and special shareholder meetings of the Funds in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your Policy's actual cash value in a sub-account by the net asset value per share of the corresponding Fund portfolio.

Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Funds. We will vote Fund shares held by the Variable Life Account as to which no instructions are received in proportion to the voting instructions which are received from policy owners with respect to all Policies participating in the Variable Life Account. Each policy owner having a voting interest will receive proxy material, reports and other material relating to the Funds.

  We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment policies of the Funds or approve or disapprove an investment advisory contract of the Funds. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment advisers of the Funds if we reasonably disapprove of such changes. A change would be disapproved only
 . if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of policy owners or
 . if we determined that the change would be inconsistent with the investment objectives of the Funds or would result in the purchase of securities for the Funds which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives.

  In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

Distribution of Policies
  The Policies will be sold by our state licensed life insurance agents who are also registered representatives of Ascend Financial Services, Inc. ("Ascend Financial") or of other broker-dealers who have entered into selling agreements with Ascend Financial. Ascend Financial acts as principal underwriter for the Policies. Ascend Financial is a wholly-owned subsidiary of Advantus Capital Management, Inc., which in turn is a wholly-owned subsidiary of Minnesota Life.

  Ascend Financial, whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Ascend Financial was incorporated in 1984 under the laws of the State of Minnesota. The Policies are sold in the states where their sale is lawful. The insurance underwriting and the determination of a proposed insured's risk classification and whether to accept or reject an application for a Policy are done in accordance with our rules and standards.

  Except for the Early Values Agreement, commissions to registered representatives on the sale of Policies include: up to 50 percent of gross premium in the first policy year; up to 6 percent of the gross premium in policy years two through ten; up to 2 percent in policy years thereafter; and 0 percent of non-repeating premiums. These are the maximum commissions payable under the Policy. The maximum commission will apply to the portion of the annual base premium necessary for an original issue whole life plan of insurance under the Cash Option. On premiums received in excess of that amount we will pay commissions at a rate of 4 percent in the first policy year, 6 percent in policy years two through ten and 2 percent thereafter. For the Early Values Agreement, commissions will be 60 percent of the premium for that agreement for all years.

  In addition, Ascend Financial or we will pay, based uniformly on the sales of insurance policies by registered representatives, credits which allow registered representatives (Agents) who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us.

Legal Matters
   Legal matters in connection with federal securities laws applicable to the issue and sale of the Variable Adjustable Life Policies have been passed upon by Jones & Blouch L.L.P., 1025 Thomas Jefferson Street, N.W., Washington, D.C. 20007. All other legal matters, including the right to issue such Policies under Minnesota law and applicable regulations thereunder, have been passed upon by Donald F. Gruber, Esquire, 400 Robert Street North, St. Paul, Minnesota 55101.

Legal Proceedings
   As an insurance company, we are ordinarily involved in litigation. We are of the opinion that such litigation is not material with respect to the Policies or the Variable Life Account.

Experts
   Our financial statements and those of the Variable Life Account included in this prospectus have been audited by KPMG LLP, independent auditors, 4200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose reports thereon appears elsewhere herein, and have been so included in reliance upon the report of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.

   Actuarial matters included in this prospectus have been examined by Robert
J. Ehren, F.S.A., Director and Actuary of Minnesota Life, as stated in his opinion filed as an exhibit to the Registration Statement.

Registration Statement
   We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Life Account, Minnesota Life, and the Policies. Statements contained in this prospectus as to the contents of Policies and other legal instruments are summaries, and reference is made to such instruments as filed.

             Special Terms
  As used in this prospectus, the following terms have the indicated meanings:

  Actual Cash Value: the value of your interest in the Variable Life Account and the value of your interest in the guaranteed principal account under a Policy. Each is valued separately. Actual cash value does not include the loan account.

  Asset Credit: a monthly amount, based on the actual cash value, credited to your actual cash value.

  Base Premium: the premium less any amount deducted from the premium for additional benefits and for substandard risks.

  Code: the Internal Revenue Code of 1986, as amended.

  Funds: the mutual funds or separate investment portfolios within series mutual funds which we have designated as an eligible investment for the Variable Life Account, currently, Advantus Series Fund, Inc., its Portfolios and the Templeton Developing Markets Fund, Class 2.

  General Account: all of our assets other than those in the Variable Life Account or in other separate accounts established by us.

  Guaranteed Principal Account: the portion of the general account of Minnesota Life which is attributable to Policies of this class, exclusive of policy loans. It is not a separate account or a division of the general account.

  Loan Account: the portion of the general account attributable to policy loans under Policies of this type. The loan account balance is the sum of all outstanding loans under this Policy.

  Non-repeating Premium: a payment made to this Policy in addition to its scheduled payments.

  Paid-up: the status of the Policy when its policy value is such that no further premiums are required to provide the death benefit.

  Policy Owner: the owner of a Policy.

  Policy Value: the actual cash value of a Policy plus any policy loan.

  Policy Year: a period of one year beginning with the policy date or a policy anniversary.

  Premium: a scheduled payment required for this Policy.

  Unit: the measure of the interest of a Policy in the sub-accounts of the Variable Life Account.

  Valuation Date: each date on which a Fund Portfolio is valued.

  Valuation Period: the period between successive valuation dates measured from the time of one determination to the next.

  Variable Life Account: a separate investment account called the Minnesota Life Variable Life Account, composed of sub-accounts. The investment experience of its assets is kept separate from our other assets.

  We, Our, Us: Minnesota Life Insurance Company.

  You, Your: the policy owner.

                                   Appendix A

          Illustrations of Policy Values, Death Benefits and Premiums
   The Appendix A illustrations beginning on page A-2, are provided for a standard non-tobacco risk male age 40. The illustrations show the projected actual cash values, death benefits and premiums for the various scenarios. Both death benefit options, the Cash Option and the Protection Option, are shown. The plan of insurance for each Cash Option illustration is a whole life plan, with an initial face amount of $500,000. The Protection Option illustrations use the same premium as the Cash Option illustrations. We show all illustrations based on both guaranteed maximum and current charges, and we include all charges.

   Guaranteed maximum cost of insurance charges will vary by age, sex, risk class, and policy form. We use the male, female and unisex smoker-distinct 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of sex-based distinctions in the calculation of mortality costs. Our maximum cost of insurance charges are based on an assumption of mortality not greater than the mortality rates reflected in 1980 CSO Tables.

   In most cases we intend to impose cost of insurance charges which are substantially lower than the maximum charges determined as described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the level of scheduled premiums for a given amount of insurance, the duration of the Policy and the tobacco-use habits of the insured. Current cost of insurance charges reflect our current practices with respect to mortality charges for this class of Policies. Similarly, we impose a current monthly policy charge which is less than the guaranteed contractual charge. We expect that these current charges will compensate us for the actual costs of administration. If the actual costs change, this charge may increase or decrease as necessary, although it may not exceed the maximum stated in the Policy.

   The illustrations show how actual cash values and death benefits would vary over time if the return on the assets held in the Variable Life Account equaled a gross annual rate after tax, of 0 percent, 6 percent and 12 percent. The actual cash values and death benefits would be different from those shown if the returns averaged 0 percent, 6 percent and 12 percent but fluctuated over the life of the Policy. The illustrations assume scheduled premiums are paid when due.

   The amounts shown for the hypothetical actual cash value and death benefit as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because a daily investment management fee assessed against the net assets of the Fund and a daily mortality and expense risk charge assessed against the net assets of the Variable Life Account are deducted from the gross return. The mortality and expense risk charge reflected in the illustrations is at an annual rate of .50 percent. The investment management fee illustrated is .67 percent and represents an average of the annual fee charged for all portfolios of the Funds. In addition to the deduction for the investment management fee, the illustrations also reflect a deduction for those Fund costs and expenses borne by the Funds. Fund expenses illustrated are .15 percent, representing an average of the 1998 expense ratios of the portfolios of the Funds. Minnesota Life voluntarily absorbed certain expenses for certain portfolios of the Funds, as detailed in the footnote to the expense table on page 3. We do not anticipate any change to the voluntary absorption of expenses policy during the current fiscal year. Therefore, gross annual rates of return of 0 percent, 6 percent and 12 percent correspond to approximate net annual rates of return of -1.32 percent, 4.68 percent and 10.68 percent.

   The tables reflect the fact that no charges for federal, state or local income taxes are currently made against the Variable Life Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0 percent, 6 percent and 12 percent than it does now.

   Upon request, we will furnish a comparable illustration based upon a proposed insured's age, sex and risk classification, and on the face amount, premium, death benefit option, plan of insurance and gross annual rate of return requested. Those illustrations may be materially different from the sample illustrations included in this prospectus, depending upon the proposed insured's actual situation. For example, illustrations for females, tobacco users or individuals who are rated substandard will differ materially in premium amount and illustrated values, even though the proposed insured may be the same age as the proposed insured in our sample illustrations.

                                  VAL HORIZON
                       DEATH BENEFIT OPTION--CASH OPTION
                               MALE ISSUE AGE 40
                              STANDARD NON-TOBACCO
                       INITIAL DEATH BENEFIT--$500,000(1)

                     $7,625.00 INITIAL SCHEDULED PREMIUM(2)

                        USING CURRENT MORTALITY CHARGES

                       -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                    0% GROSS(3)     6.00% GROSS(3)      12.00% GROSS(3)
         INITIAL   (-1.32% NET)       (4.68% NET)        (10.68% NET)
POL  ATT  BASE    POLICY   DEATH    POLICY   DEATH     POLICY     DEATH
YR   AGE PREMIUM  VALUE   BENEFIT   VALUE   BENEFIT    VALUE     BENEFIT
---  --- -------  ------  -------   ------  -------    ------    -------
  1   41 $7,625  $     14 $500,000 $     60 $500,000 $      107 $  500,000
  2   42  7,625     5,685  500,000    6,127  500,000      6,576    500,000
  3   43  7,625    11,229  500,000   12,429  500,000     13,691    500,000
  4   44  7,625    16,635  500,000   18,966  500,000     21,512    500,000
  5   45  7,625    21,907  500,000   25,754  500,000     30,124    500,000
  6   46  7,625    27,030  500,000   32,791  500,000     39,602    500,000
  7   47  7,625    32,273  500,000   40,347  500,000     50,283    500,000
  8   48  7,625    37,645  500,000   48,841  500,000     62,366    500,000
  9   49  7,625    43,038  500,000   57,114  500,000     75,894    500,000
 10   50  7,625    48,396  500,000   66,214  500,000     90,972    500,000
 15   55  7,625    73,844  500,000  118,802  500,000    195,734    500,000
 20   60  7,625    94,899  500,000  183,795  500,000    373,649    500,000
 25   65  7,625   110,402  500,000  265,049  500,000    676,839    735,708
 30   70  7,625   118,088  500,000  369,006  500,000  1,184,942  1,231,319

(1) The insurance is guaranteed for life with premiums to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $3,812.50 semi-annually, $1,906.25 quarterly, or $635.42 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3) Assumes no policy loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, and prevailing interest rates. The death benefits and policy values for a Policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representations can be made by Minnesota Life or the Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                  VAL HORIZON
                       DEATH BENEFIT OPTION--CASH OPTION
                               MALE ISSUE AGE 40
                              STANDARD NON-TOBACCO
                       INITIAL DEATH BENEFIT--$500,000(1)

                     $7,625.00 INITIAL SCHEDULED PREMIUM(2)

                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                     -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                   0% GROSS(3)     6.00% GROSS(3)     12.00% GROSS(3)
         INITIAL   (-1.32% NET)      (4.68% NET)       (10.68% NET)
POL  ATT  BASE   POLICY   DEATH    POLICY   DEATH    POLICY    DEATH
YR   AGE PREMIUM  VALUE  BENEFIT   VALUE   BENEFIT   VALUE    BENEFIT
---  --- ------- ------  -------   ------  -------   ------   -------
  1   41 $7,625  $     0 $500,000 $     32 $500,000 $     78 $  500,000
  2   42  7,625    5,621  500,000    6,046  500,000    6,490    500,000
  3   43  7,625   11,094  500,000   12,266  500,000   13,512    500,000
  4   44  7,625   16,408  500,000   18,691  500,000   21,199    500,000
  5   45  7,625   21,567  500,000   25,334  500,000   29,627    500,000
  6   46  7,625   26,555  500,000   32,190  500,000   38,862    500,000
  7   47  7,625   31,368  500,000   39,262  500,000   48,989    500,000
  8   48  7,625   36,000  500,000   46,557  500,000   60,103    500,000
  9   49  7,625   40,447  500,000   54,082  500,000   72,311    500,000
 10   50  7,625   44,694  500,000   61,834  500,000   85,726    500,000
 15   55  7,625   62,362  500,000  103,916  500,000  175,952    500,000
 20   60  7,625   71,659  500,000  150,790  500,000  324,364    500,000
 25   65  7,625   67,802  500,000  201,472  500,000  575,440    628,237
 30   70  7,625   40,182  500,000  253,871  500,000  981,870  1,026,020

(1) The insurance is guaranteed for life with premiums to age 100.
(2) If premiums are paid more frequently than annually, the payments would be $3,812.50 semi-annually, $1,906.25 quarterly, or $635.42 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3) Assumes no policy loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, and prevailing interest rates. The death benefits and policy values for a Policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representations can be made by Minnesota Life or the Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                  VAL HORIZON
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                               MALE ISSUE AGE 40
                              STANDARD NON-TOBACCO
                       INITIAL DEATH BENEFIT--$500,000(1)

                     $7,625.00 INITIAL SCHEDULED PREMIUM(2)

                        USING CURRENT MORTALITY CHARGES

                       -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                    0% GROSS(3)     6.00% GROSS(3)      12.00% GROSS(3)
         INITIAL   (-1.32% NET)       (4.68% NET)        (10.68% NET)
POL  ATT  BASE    POLICY   DEATH    POLICY   DEATH     POLICY     DEATH
YR   AGE PREMIUM  VALUE   BENEFIT   VALUE   BENEFIT    VALUE     BENEFIT
---  --- -------  ------  -------   ------  -------    ------    -------
  1   41 $7,625  $     12 $500,000 $     58 $500,000 $      105 $  500,000
  2   42  7,625     5,667  500,012    6,108  500,058      6,556    500,105
  3   43  7,625    11,180  505,667   12,374  506,108     13,360    506,556
  4   44  7,625    16,536  511,180   18,852  512,374     21,381    513,360
  5   45  7,625    21,738  516,536   25,552  518,852     29,882    521,381
  6   46  7,625    26,804  521,738   32,501  525,552     39,234    529,882
  7   47  7,625    32,049  526,804   40,038  532,501     49,865    539,234
  8   48  7,625    37,377  532,049   48,095  540,038     61,818    549,865
  9   49  7,625    42,692  537,377   56,600  548,095     75,139    561,818
 10   50  7,625    47,947  542,692   65,527  556,600     89,931    575,139
 15   55  7,625    72,503  567,938  116,391  605,442    191,371    666,859
 20   60  7,625    91,576  588,298  176,633  663,835    357,581    817,473
 25   65  7,625   103,405  601,706  246,538  731,771    630,767  1,064,693
 30   70  7,625   104,808  605,736  324,885  808,848  1,080,776  1,472,113

(1) The insurance coverage is guaranteed to age 84 with premiums to age 84.
(2) If premiums are paid more frequently than annually, the payments would be $3,812.50 semi-annually, $1,906.25 quarterly, or $635.42 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3) Assumes no policy loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, and prevailing interest rates. The death benefits and policy values for a Policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representations can be made by Minnesota Life or the Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                  VAL HORIZON
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                               MALE ISSUE AGE 40
                              STANDARD NON-TOBACCO
                       INITIAL DEATH BENEFIT--$500,000(1)

                     $7,625.00 INITIAL SCHEDULED PREMIUM(2)

                  USING MAXIMUM CONTRACTUAL MORTALITY CHARGES

                     -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                   0% GROSS(3)     6.00% GROSS(3)     12.00% GROSS(3)
         INITIAL   (-1.32% NET)      (4.68% NET)       (10.68% NET)
POL  ATT  BASE   POLICY   DEATH    POLICY   DEATH    POLICY    DEATH
YR   AGE PREMIUM  VALUE  BENEFIT   VALUE   BENEFIT   VALUE    BENEFIT
---  --- ------- ------  -------   ------  -------   ------   -------
  1   41 $7,625  $     0 $500,000 $     31 $500,000 $     76 $  500,000
  2   42  7,625    5,605  500,000    6,027  500,031    6,470    500,076
  3   43  7,625   11,047  505,605   12,212  500,627   13,452    506,470
  4   44  7,625   16,132  511,047   18,578  512,212   21,069    513,452
  5   45  7,625   21,402  516,132   25,135  518,578   29,389    521,069
  6   46  7,625   26,301  521,402   31,871  525,135   38,466    529,389
  7   47  7,625   31,001  526,301   38,784  531,871   48,371    538,466
  8   48  7,625   35,494  531,001   45,871  538,748   59,181    548,371
  9   49  7,625   39,773  535,494   53,132  545,871   70,982    559,181
 10   50  7,625   43,820  539,773   60,552  553,132   83,860    570,982
 15   55  7,625   59,856  557,315   99,425  591,519  167,889    648,118
 20   60  7,625   65,957  565,726  138,094  630,617  295,798    765,779
 25   65  7,625   56,748  560,260  169,649  664,506  488,770    943,765
 30   70  7,625   22,234  531,684  179,647  680,255  775,331  1,208,691

(1) The insurance coverage is guaranteed to age 84 with premiums to age 84.
(2) If premiums are paid more frequently than annually, the payments would be $3,812.50 semi-annually, $1,906.25 quarterly, or $635.42 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.
(3) Assumes no policy loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, and prevailing interest rates. The death benefits and policy values for a Policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representations can be made by Minnesota Life or the Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   Appendix B

      [GRAPH APPEARS HERE - UNDERSTANDING HOW PREMIUM BECOMES CASH VALUE]

   This appendix shows a pictorial of how the money from a premium payment is reduced by premium charges and becomes a part of the policy value. It also illustrates where non-premium charges are taken from the policy value.

                                   Appendix C

Illustration of Death Benefit Calculation
   As an example of the calculation of the death benefit under the Policy, assume a Policy and an insured with the following characteristics: The insured is a male, age 60. The Policy has a face amount of $250,000 and policy value of $85,000.

   If the Cash Option is in effect, the death benefit will equal the face amount, $250,000. If the Protection Option is in effect, the death benefit will equal the face amount plus the policy value, $335,000.

   In order for the death benefit to qualify as life insurance under the requirements of the Internal Revenue Code, the death benefit must be at least as large as the policy value ($85,000) multiplied by an age specified factor. The factors by age are shown in the table below. In our example, the factor (1.30) would require a minimum death benefit of $110,500, and would have no affect on the death benefit provided the Policy.

       Age               Factor           Age           Factor            Age             Factor
       ---               ------           ---           ------           -----            ------
(less than or =)40        2.50             55            1.50               70             1.15
                41        2.43             56            1.46               71             1.13
                42        2.36             57            1.42               72             1.11
                43        2.29             58            1.38               73             1.09
                44        2.22             59            1.34               74             1.07
                45        2.15             60            1.30            75-90             1.05

                46        2.09             61            1.28               91             1.04
                47        2.03             62            1.26               92             1.03
                48        1.97             63            1.24               93             1.02
                49        1.91             64            1.22               94             1.01
                50        1.85             65            1.20               95+            1.00

                51        1.78             66            1.19
                52        1.71             67            1.18
                53        1.64             68            1.17
                54        1.57             69            1.16

                                   Appendix D

Example of Sales Charge and Additional Face Amount Charge Computation
   As an example of the method we use to compute Sales Charge and Additional Face Amount Charge, assume a protection plan of insurance guaranteeing coverage for 20 years. This plan results from an annual base premium of $2,000, a face amount of $100,000 and the Cash Option. As base premiums are paid in the first year, we assess the Sales Charge of 44 percent or $880. In addition, we assess a Additional Face Amount Charge of $5 per thousand of face amount or $500.

   Using the example above, the Sales Charge each month is $73.33. After nine months, we have collected $660 and the uncollected Sales Charge is $220. Suppose that there is an adjustment at this point that increases the premium from $2,000 to $3,000. The increased premium will be assessed a Sales Charge of 44 percent, or $440. This will be added to the uncollected Sales Charge of $220. The total Sales Charge of $660 will be collected in the 12 months following the adjustment, at $55 per month.

   Alternatively, suppose that the adjustment after nine months decreases the premium from $2,000 to $1,000. The uncollected Sales Charge of $220 will be reduced in the same proportion as the base premium, 50 percent, to $110, and this Sales Charge will be collected in the 12 months following the adjustment at $27.50 per month.

   The Additional Face Amount Charge will also be recalculated if an adjustment occurs during a period in which it is being collected. Again, using our example, suppose there is an adjustment after nine months; the uncollected Additional Face Amount Charge is $125. If the adjustment results in a face amount increase of $100,000, the new Additional Face Amount Charge of $500 will be added to the uncollected charge of $125, and the total of $625 will be collected in the 12 months following the adjustment. If the adjustment results in a decrease in face amount, no reduction in the uncollected portion of the Additional Face Amount Charge is made. So the remaining $125 will be collected in the 12 months following the adjustment at $10.42 per month.

                                   Appendix E

                             Average Annual Returns
                          Twenty-Year Holding Periods


                            [BAR GRAPH APPEARS HERE]

Type            1957     1962    1967    1972    1977    1982    1987   1992    1997    1998
----           ------   ------  ------  ------  -----   -----   -----  ------  ------  ------
U.S. Treasury   0.912    1.496   2.378   3.387  4.439   6.513   7.444   7.700   7.289   7.171
Inflation       3.454    2.978   1.866   2.350  3.984   6.010   6.314   6.214   4.886   4.527
Bonds           2.516    2.484   2.011   2.948  3.988   4.471   7.885   9.541  10.288  10.857
Stocks         12.976   15.251  14.628  11.674  8.119   8.295   9.269  11.334  16.646  17.747

Ending periods from 1957-1998
Source: Stocks, Bonds, Bills and Inflation (SBBI), Analyzer Software, Ibbotson
      Associates, Inc., Chicago, All rights reserved.

   The above information contains the average annual rate of return over twenty-year holding periods for common stocks (S&P 500), high grade corporate bonds, 30-day U.S. Treasury bills, and inflation (example: 1938-1957, 1943-1962, etc.). These average rates assume reinvestment of capital gains, dividends and interest. This is a retrospective view of performance and should in no way be construed as a projection of future trends.

   This graph shows that even though stock investments tend to be more volatile in short time intervals historically, they have generated rates of return that have consistently been higher than inflation. Bonds and U.S. Treasury bills have not always kept up with inflation. The figures do not take into account the charges associated with a Variable Adjustable Life policy, but do indicate the potential gain of holding the assets illustrated.

   Some additional statistics on the performance of stocks in relation to high grade, long-term corporate bonds and U.S. Treasury bills over the 54 twenty-year periods beginning in 1926 and ending in 1998 include:
    The average annual return of stocks was higher than that of bonds in 51 of the 54 periods.
    The average annual return of stocks was higher than that of U.S.
    Treasury bills in all of the 54 periods.
    The average annual return of stocks was higher than inflation in all of the 54 periods.

   In the 44 thirty-year periods beginning in 1926 and ending in 1998, the average annual return of stocks was higher than that of bonds, U.S. Treasury bills and inflation in all 44 time periods.

   From 1926 through 1998, the average annual return for this 73 year period was:
    11.2% for common stocks
    5.80% for high grade, long-term corporate bonds
    3.77% for U.S. Treasury bills

                                   Appendix F

                                    S&P 500
                         PERFORMANCE HISTORY 1926-1998



                            [BAR GRAPH APPEARS HERE]

Yr. ANNUAL TOTAL RETURN
26                11.62
                   37.5
                   43.6
                   -8.4
                  -24.9
                  -43.3
                   -8.2
                     54
                   -1.4
                   47.7
                   33.9
                    -35
                   31.1
                      0
40                 -9.8
                   11.6
                   20.3
                   25.9
                   19.8
                   36.4
                   -8.1
                    5.7
                    5.5
                   18.8
50                 31.7
                     24
                   18.4
                  -0.01
                   52.6
                   31.6
                    6.6
                  -10.8
                   43.4
                     12
60                    0
                   26.9
                   -8.7
                   22.8
                   16.5
                   12.5
                  -10.1
                     24
                   11.1
                   -8.5
70                    4
                   14.3
                     19
                  -14.7
                  -26.5
                   37.2
                   23.8
                   -7.2
                    6.6
                   18.4
80                 32.4
                   -4.9
                   21.4
                   22.5
                    6.3
                   32.2
                   18.5
                    5.2
                   16.8
                   31.5
                   -3.2
                   30.4
                   7.67
                   9.99
                   1.31
95                37.43
96                23.07
97                33.36
98                28.58


Source: Stocks, Bonds, Bills and Inflation (SBBI), Analyzer Software, Ibbotson
      Associates, Inc., Chicago. All rights reserved.

   The above chart illustrates that, in any calendar year, the rate of return for stocks can be positive or negative. However, when viewed over the entire period of 73 years, stocks have had a positive return in more than two out of every three years. For the person with a long term view, the results of this pattern have been very rewarding.

                                   Appendix G

                                RANGE OF RETURNS
         Rolling Period Returns Using Ibbotson Asset Class Information*
                              (1960 through 1998)

                            [BAR GRAPH APPEARS HERE]

1 YEAR                       HIGH %              LOW %            MEAN %
ROLLING PERIOD               RETURN              RETURN           RETURN
--------------               ------              ------           ------
Small Cap                    83.569              -30.904          16.476
Large Cap Stocks (S&P 500)   37.430              -26.468          13.267
Corporate Bonds              42.562               -8.090           8.176
Government Bonds             29.097               -5.144           7.545
United States T-bills        14.709                2.127           5.672

5 YEAR                       HIGH %              LOW %            MEAN %
ROLLING PERIOD               RETURN              RETURN           RETURN
--------------               ------              ------           ------
Small Cap                    39.804              -12.252          14.504
Large Cap Stocks (S&P 500)   24.057               -2.356          10.984
Corporate Bonds              22.513               -2.222           7.445
Government Bonds             16.978                2.080           7.366
United States T-bills        11.115                2.834           5.974

10 YEAR                      HIGH %              LOW %            MEAN %
ROLLING PERIOD               RETURN              RETURN           RETURN
--------------               ------              ------           ------
Small Cap                    30.381               3.199           13.111
Large Cap Stocks (S&P 500)   19.185               1.238           10.277
Corporate Bonds              16.319               1.677            7.470
Government Bonds             13.126               3.484            7.584
United States T-bills         9.174               3.878            6.222

15 YEAR                      HIGH %              LOW %            MEAN %
ROLLING PERIOD               RETURN              RETURN           RETURN
--------------               ------              ------           ------
Small Cap                    23.326               5.872           14.081
Large Cap Stocks (S&P 500)   17.904               4.307           10.333
Corporate Bonds              13.659               3.077            7.601
Government Bonds             11.272               4.755            7.864
United States T-bills         8.323               4.556            6.593

20 YEAR                      HIGH %              LOW %            MEAN %
ROLLING PERIOD               RETURN              RETURN           RETURN
--------------               ------              ------           ------
Small Cap                    20.344              11.472           14.250
Large Cap Stocks (S&P 500)   17.747               6.761            9.732
Corporate Bonds              10.857               3.028            7.006
Government Bonds              9.851               4.836            7.451
United States T-bills         7.718               5.087            6.428

30 YEAR                      HIGH %              LOW %            MEAN %
ROLLING PERIOD               RETURN              RETURN           RETURN
--------------               ------              ------           ------
Small Cap                    15.099              12.052           12.642
Large Cap Stocks (S&P 500)   12.668               9.946            9.900
Corporate Bonds               9.142               6.801            7.086
Government Bonds              8.714               7.338            7.283
United States T-bills         6.770               6.339            6.010

Source: Ibbotson & Associates.
* Past performance is no guarantee of future results.

   The above chart illustrates the volatility in the rate of return for stocks, represented by Small Cap Stocks, Large Cap Stocks (S&P 500), Corporate Bonds, Government Bonds, and U.S. T-Bills for progressively longer holding periods. The volatility is reduced as the holding period is increased from one year to just five years. For holding periods of 10 years or longer, volatility of return is reduced even more. These longer holding periods have produced returns that are quite consistent, and are very attractive when compared with the returns from U.S. Treasury bills and high-grade, long-term corporate bonds.

   The strategy of reducing the year-to-year volatility in the rate of return for stocks by lengthening the holding period can work to the advantage of a person who buys a cash value life insurance policy like Variable Adjustable Life, and utilizes stock sub-accounts. That's because the holding period for such a policy typically can be extremely long--at least 10 years, and possibly 20, 30 or more years.

                       CONTENTS OF REGISTRATION STATEMENT

 This registration statement comprises the following papers and documents:

      The Facing Sheet.
      Cross Reference Sheet.
      Part I
           The prospectus consisting of 45 pages.
      Part II
           Undertakings - Indemnification; previously filed.

           Representation of Insurer Pursuant to (S)26 of the Investment Company Act of 1940.

           Minnesota Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the policies issued pursuant to this Registration Statement, in the aggregate, are reasonable in relation to services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

      The Signatures.
      Written consents of the following persons:
           Donald F. Gruber, Esq.
           KPMG LLP, to be supplied by subsequent amendment
           Robert J. Ehren, F.S.A.
           Jones & Blouch L.L.P.
      The following Exhibits:

  A.  Exhibits described in Item IX(A) of Form N-8B-2.

      (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

              Resolution of the Board of Trustees of The Minnesota Mutual Life Insurance Company dated October 21, 1985.

      (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to immediately above.

              None.

      (3)  Distributing Policies:

           (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                  Distribution Agreement.

           (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                  Agent and General Agent Sales Agreements.

           (c) Schedules of sales commissions referred to in Item 38(c).

                  Combined with the Exhibit listed under A.(3)(b) above.

      (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth above as paragraphs (1), (2) and (3) with respect to the trust or its securities.

              None.

      (5)  The form of each type of security.

           (a) Variable Adjustable Life Insurance Policy, form 99-680.

           (b) Family Term Agreement-Children, form 99-904.

           (c) Exchange of Insureds Agreement, form 99-914.

           (d) Inflation Agreement, form 99-916.

           (e) Waiver of Premium Agreement, form 99-917.

           (f) Business Continuation Agreement, form 99-929.

           (g) Accelerated Benefit Agreement, form 99-931.

           (h) Early Values Agreement, form 99-939.

           (i) Short Term Agreement, form 99-324.

      (6) The certificate of incorporation or other instrument of organization and bylaws of the depositor.

           (a) Restated Certificate of Incorporation of the Depositor.

           (b) Bylaws of the Depositor.

      (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

              None.

      (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

              None.

      (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

              None.

      (10) Form of application for a periodic payment plan certificate.

           (a) New Issue Application - Part 1, form F. MHC-3198 Rev. 9-1999.

           (b) Application - Part 3 - Authorization New Issue; form MHC-42663 Rev. 10-1998.

           (c) Policy Change Application - Part 1, form F. MHC-44096 Rev. 9-
               1999.

           (d) Policy Change Application - Part 3, form MHC-44098 Rev. 10-
               1998.

           (e) Variable Suitability Application - New Issue, form F. MHC-48653 1-2000.

           (f) Variable Suitability Application - Policy Change, form F. MHC-48654 Rev. 9-1999.

      (11) Code of Ethics.

  B.  A Specimen or Copy of Each Security Being Registered.

           See Exhibits Listed under A.(5).

  C. An opinion of counsel as to the legality of the securities being registered.

           Opinion and Consent of Donald F. Gruber, Esq.

  D.  Consent of KPMG LLP, to be supplied by subsequent amendment.

  E.  Opinion and Consent of Mr. Robert J. Ehren, F.S.A.

  F.  Consent of Jones & Blouch L.L.P.

  G.  Adjustment Computation Required by Rule 6e-2(b)(13)(v)(B).

           Combined with the Exhibit listed under H below.

  H. Memorandum on Administrative Procedures with Respect to Issuance, Transfer and Redemption, Required by Rule 6e-2(b)(12)(ii).

           Combined with the Exhibit listed under G above.

  I. Notice of Withdrawal Right and Statement of Charges Required by Rule 6e-2(b)(13)(viii)(c).

      (1)  Notice of Withdrawal Right and Request for Cancellation of Policy.

      (2) Notice of Withdrawal Right and Request for Cancellation of Policy Adjustment.

  J. Minnesota Life Insurance Company - Power of Attorney to Sign Registration Statements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Minnesota Life Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of St. Paul, and State of Minnesota, on the 8th day of February, 2000.


                             MINNESOTA LIFE VARIABLE LIFE ACCOUNT
                                                (Registrant)

                             By: MINNESOTA LIFE INSURANCE COMPANY
                                                (Depositor)



                             By /s/ Robert L. Senkler
                                ------------------------------------------
                                           Robert L. Senkler
                                     and Chief Executive Officer
                                   Chairman of the Board, President


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Minnesota Life Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of St. Paul, and State of Minnesota, on the 8th day of February, 2000.


                             MINNESOTA LIFE INSURANCE COMPANY



                             By /s/ Robert L. Senkler
                                ------------------------------------------
                                           Robert L. Senkler
                                     Chairman of the Board, President
                                        and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.


          Signature          Title                       Date
          ---------          -----                       ----

/s/ Robert L. Senkler        Chairman, President and     February 8, 2000
--------------------------   Chief Executive Officer
Robert L. Senkler

*
--------------------------   Director
Anthony L. Andersen


--------------------------   Director
Leslie S. Biller

          Signature          Title                           Date
          ---------          -----                           ----

*
--------------------------   Director
John F. Grundhofer

*
--------------------------   Director
Robert E. Hunstad

*
--------------------------   Director
Dennis E. Prohofsky


--------------------------   Director
Michael E. Shannon

*
--------------------------   Director
William N. Westhoff

*
--------------------------   Director
Frederick T. Weyerhaeuser

/s/ Gregory S. Strong        Senior Vice President           February 8, 2000
--------------------------   (chief financial officer)
Gregory S. Strong


/s/ William N. Westhoff      Director and Senior             February 8, 2000
----------------------       Vice President (treasurer)
William N. Westhoff


/s/ Dennis E. Prohofsky      Director and Attorney-in-Fact   February 8, 2000
----------------------       Director and Attorney-in-Fact
Dennis E. Prohofsky


* Pursuant to power of attorney dated December 13, 1999, filed as Exhibit J to this Registration Statement.

                                 EXHIBIT INDEX


 Exhibit Number      Description of Exhibit
----------------    ------------------------

  A.(1) Resolution of the Board of Trustees of The Minnesota Mutual Life Insurance Company dated October 21, 1985.

 A.(3)(a)   Distribution Agreement.

 A.(3)(b)   Agent and General Agent Sales Agreements.

 A.(5)(a)   Variable Adjustable Life Insurance Policy, form 99-680.

 A.(5)(b)   Family Term Agreement-Children, form 99-904.

 A.(5)(c)   Exchange of Insureds Agreement, form 99-914.

 A.(5)(d)   Inflation Agreement, form 99-916.

 A.(5)(e)   Waiver of Premium Agreement, form 99-917.

 A.(5)(f)   Business Continuation Agreement, form 99-929.

 A.(5)(g)   Accelerated Benefit Agreement, form 99-931.

 A.(5)(h)   Early Values Agreement, form 99-939.

 A.(5)(i)   Short Term Agreement, form 99-324.

 A.(6)(a)   Restated Certificate of Incorporation of the Depositor.

 A.(6)(b)   Bylaws of the Depositor.

 A.(10)(a)  New Issue Application - Part 1, form F. MHC-3198 Rev. 9-1999.

 A.(10)(b)  Application - Part 3 - Authorization New Issue; form MHC-42663 Rev.
            10-1998.

 A.(10)(c)  Policy Change Application - Part 1, form F. MHC-44096 Rev. 9-1999.

 A.(10)(d)  Policy Change Application - Part 3, form MHC-44098 Rev. 10-1998.

 A.(10)(e)  Variable Suitability Application - New Issue, form F. MHC-48653 1-
            2000.

 A.(10)(f)  Variable Suitability Application - Policy Change, form F. MHC-48654
            Rev. 9-1999.

 A.(11)     Code of Ethics.

 C.         Opinion and Consent of Donald F. Gruber, Esq.

 E.         Opinion and Consent of Mr. Robert J. Ehren, F.S.A.

 F.         Consent of Jones & Blouch L.L.P.

 H. Memorandum on Administrative Procedures with Respect to Issuance, Transfer and Redemption, Required by Rule 6e-2(b)(12)(ii).

 I.(1)      Notice of Withdrawal Right and Request for Cancellation of Policy.

 I.(2) Notice of Withdrawal Right and Request for Cancellation of Policy Adjustment.

 J. Minnesota Life Insurance Company - Power of Attorney to Sign Registration Statements.